SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For January 12, 2008

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION 09/30/2008	Corporate Legislation
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED .

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80
4 - State Registration Number - NIRE 35300016831

01.02 - HEAD OFFICE

1 - ADDRESS Rua Costa Carvalho, 300			2 - SUBURB OR DISTRICT Pinheiros
3 - POSTAL CODE 05429-900	4 - MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 11	7 - TELEPHONE 3388-8000	8 - TELEPHONE 3388-8200	9 - TELEPHONE 3388-8201	10 - TELEX
11 - AREA CODE 11	12 - FAX 3813-0254	13 - FAX -	14 - FAX -
15 - E-MAIL sabesp@sabesp.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company’s Mail Address)

1 - NAME Rui de Britto Álvares Affonso
2 - ADDRESS Rua Costa Carvalho, 300			3 - SUBURB OR DISTRICT Pinheiros
4 - POSTAL CODE 05429-900	5 - MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3388-8247	9 - TELEPHONE 3388-8386	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3815-4465	14 - FAX -	15 - FAX -
16 - E-MAIL raffonso@sabesp.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1 -BEGINNING	2 - END	3 - QUARTER	4 -BEGINNING	5 - END	6 - QUARTER	7 -BEGINNING	8 - END
01/01/2008	12/31/2008	3	07/01/2008	09/30/2008	2	04/01/2008	06/30/2008
9 - INDEPENDENT ACCOUNTANT PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Valdir Renato Coscodai CPF: 031.065.768-71						12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 018.950.957-00

Page: 1

01.05 - CAPITAL COMPOSITION

NUMBER OF SHARES (thousand)	1 - CURRENT QUARTER 09/30/2008	2 - PRIOR QUARTER 06/30/2008	3 - SAME QUARTER IN PRIOR YEAR 09/30/2007
Paid-up Capital
1 - Common	227,836	227,836	227,836
2 - Preferred	0	0	0
3 - Total	227,836	227,836	227,836
Treasury Shares
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - SITUATION Operational
3 - NATURE OF OWNERSHIP State-owned
4 - ACTIVITY CODE 1160 - Sanitation, Water and Gas Services
5 - MAIN ACTIVITY Water Capture, Treatment and Distribution; Sewage Collection and Treatment
6 - TYPE OF CONSOLIDATION Not Submitted
7 - TYPE OF REPORT OF INDEPENDENT ACCOUNTANTS Qualified Opinion

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM 01	2 - EVENT Board of Directors’ Meeting	3 - DATE OF APPROVAL 07/31/2008	4 - TYPE Interest on capital	5 - DATE OF PAYMENT	6 - TYPE OF SHARE Registered common	7 - AMOUNT PER SHARE 0.8800000000

Page: 2

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM 1	2 - DATE OF ALTERATION 04/29/2008	3 - CAPITAL (R$ thousand) 6,203,688	4 - AMOUNT OF THE ALTERATION (R$ thousand) 2,800,000	5 - NATURE OF ALTERATION Profit reserve	7 - NUMBER OF SHARES ISSUED (Thousand) 0	8 - SHARE PRICE ON ISSUE DATE (Reais) 0.0000000000

01.10 - INVESTOR RELATIONS OFFICER

1 - Date 11/17/2008	2 - SIGNATURE

Page: 3

02.01 - BALANCE SHEET ASSETS (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
1	Total assets	19,537,510	18,702,069
1.01	Current assets	2,004,278	1,784,196
1.01.01	Cash and cash equivalents	474,903	352,781
1.01.01.01	Cash, banks and temporary cash investments	474,260	352,266
1.01.01.02	Other cash and cash equivalents	643	515
1.01.02	Receivables	1,284,369	1,235,856
1.01.02.01	Trade accounts receivable	1,112,960	1,101,724
1.01.02.02	Sundry receivables	171,409	134,132
1.01.02.02.01	Receivables from shareholders	171,409	134,132
1.01.03	Inventories	40,164	42,266
1.01.03.01	Storeroom supplies - operations	40,164	42,266
1.01.04	Others	204,842	153,293
1.01.04.01	Recoverable taxes	2,774	3,495
1.01.04.02	Deferred taxes	144,204	120,308
1.01.04.03	Blocked deposits	23,102	163
1.01.04.04	Other receivables	34,762	29,490
1.02	Non-current assets	17,533,232	16,917,873
1.02.01	Long-term assets	2,498,826	2,088,564
1.02.01.01	Sundry receivables	2,498,826	2,088,564
1.02.01.01.01	Trade accounts receivable	325,609	314,218
1.02.01.01.02	Receivables from shareholders	1,407,739	1,064,112
1.02.01.01.03	Indemnities receivable	148,794	148,794
1.02.01.01.04	Escrow deposits	36,685	31,290
1.02.01.01.05	Deferred taxes	408,439	385,919
1.02.01.01.06	Agreement São Paulo’s City Hall	84,447	57,146
1.02.01.01.07	Other receivables	87,113	87,085
1.02.01.02	Intercompany receivables	0	0
1.02.01.02.01	Affiliates	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Others	0	0
1.02.02	Permanent assets	15,034,406	14,829,309
1.02.02.01	Investments	4,561	720
1.02.02.01.01	In affiliated companies	0	0
1.02.02.01.02	In affiliated companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	0	0
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.01.06	Shares in other companies	4,539	698
1.02.02.01.07	Compulsory deposits - Eletrobrás	22	22
1.02.02.02	Property, plant and equipment	14,414,540	14,248,536
1.02.02.02.01	Property, plant and equipment	12,205,736	12,167,138
1.02.02.02.02	Construction in progress	2,208,804	2,081,398

Page: 4

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
1.02.02.03	Intangible	614,048	578,141
1.02.02.04	Deferred charges	1,257	1,912
1.02.02.04.01	Organization and reorganization expenses	1,257	1,912

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02.02 - BALANCE SHEET LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
2	Total liabilities and shareholders’ equity	19,537,510	18,702,069
2.01	Current liabilities	2,827,042	2,351,353
2.01.01	Loans and financing	554,334	522,730
2.01.02	Debentures	832,556	609,135
2.01.02.01	6th issue of debentures	237,391	0
2.01.02.02	7th issue of debentures	200,000	200,000
2.01.02.03	8th issue of debentures	350,000	350,000
2.01.02.04	Interest on debentures	45,165	59,135
2.01.03	Trade accounts payable	159,476	122,248
2.01.04	Taxes payable	182,018	109,870
2.01.04.01	Income tax	50,326	31,372
2.01.04.02	Social contribution tax	18,632	31,796
2.01.04.03	PAES (tax debt refinancing program)	32,279	0
2.01.04.04	COFINS and PASEP (taxes on revenue)	38,809	0
2.01.04.05	INSS (Social security contribution)	20,559	21,647
2.01.04.06	Others	21,413	25,055
2.01.05	Dividends payable	0	0
2.01.06	Provisions	370,955	324,207
2.01.06.01	Tax contingencies	57	134
2.01.06.02	Civil contingencies	8,820	6,481
2.01.06.03	Contingencies with suppliers	141,540	116,482
2.01.06.04	Contingencies with customers	197,515	148,495
2.01.06.05	Environmental contingencies	9,817	7,178
2.01.06.06	Labor contingencies	13,206	45,437
2.01.07	Intercompany payables	0	0
2.01.08	Others	727,703	663,163
2.01.08.01	Payroll and related charges	249,912	196,422
2.01.08.02	Services	165,317	139,500
2.01.08.03	Interest on capital payable	186,142	186,178
2.01.08.04	Deferred taxes	68,296	70,816
2.01.08.05	Refundable amounts	37,624	37,441
2.01.08.06	Program contract commitments	5,996	22,813
2.01.08.07	Other payables	14,416	9,993
2.02	Non-current liabilities	6,231,841	6,103,462
2.02.01	Long-term liabilities	6,210,868	6,091,735
2.02.01.01	Loans and financing	3,980,174	3,678,903
2.02.01.02	Debentures	769,439	990,658
2.02.01.02.01	6th issue of debentures	226,866	456,799
2.02.01.02.02	7th issue of debentures	121,978	120,019
2.02.01.02.03	8th issue of debentures	420,595	413,840
2.02.01.03	Provisions	668,647	657,818
2.02.01.03.01	For tax contingencies	24,911	24,648
2.02.01.03.02	For civil contingencies	133,370	119,908

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02.02 - BALANCE SHEET LIABILITIES AND SHAREHOLDERS’ EQUITY (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 09/30/2008	4 - 06/30/2008
2.02.01.03.03	For contingencies with suppliers	60,936	67,233
2.02.01.03.04	For contingencies with customers	390,188	386,034
2.02.01.03.05	For environmental contingencies	38,018	40,297
2.02.01.03.06	For labor contingencies	21,224	19,698
2.02.01.04	Intercompany payables	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Others	792,608	764,356
2.02.01.06.01	Deferred taxes	137,948	132,130
2.02.01.06.02	PAES (tax debt refinancing program)	121,048	128,265
2.02.01.06.03	Social security charges	405,716	392,250
2.02.01.06.04	Indemnities	57,705	34,597
2.02.01.06.05	Program contract commitments	15,483	6,842
2.02.01.06.06	Other payables	54,708	70,272
2.02.02	Deferred income	20,973	11,727
2.02.02.01	Donations	20,973	11,727
2.04	Shareholders' equity	10,478,627	10,247,254
2.04.01	Capital	6,203,688	6,203,688
2.04.02	Capital reserves	124,542	124,255
2.04.02.01	Support to projects	108,762	108,475
2.04.02.02	Incentive reserve	15,780	15,780
2.04.03	Revaluation reserves	2,274,729	2,296,421
2.04.03.01	Own assets	2,274,729	2,296,421
2.04.03.02	Subsidiaries/Affiliates	0	0
2.04.04	Profit reserves	1,116,234	1,116,234
2.04.04.01	Legal	306,654	306,654
2.04.04.02	Statutory	0	0
2.04.04.03	For contingencies	0	0
2.04.04.04	Unrealized profit	0	0
2.04.04.05	Profit retention	0	0
2.04.04.06	Special for unpaid dividends	0	0
2.04.04.07	Other profit reserves	809,580	809,580
2.04.04.07.01	Reserve for investments	809,580	809,580
2.04.05	Retained earnings (accumulated deficit)	759,434	506,656
2.04.06	Advance for future capital increase	0	0

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03.01 - STATEMENT OF INCOME (In thousands of Brazilian reais - R$)

1 - Code	2 - Description	3 - 07/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 -07/01/2007 to 09/30/2007	6 - 01/01/2007 to 09/30/2007
3.01	Gross revenue from sales and/or services	1,717,266	5,003,222	1,612,065	4,758,996
3.02	Gross revenue deductions	(124,221)	(356,756)	(120,241)	(354,747)
3.03	Net revenue from sales and/or services	1,593,045	4,646,466	1,491,824	4,404,249
3.04	Cost of sales and/or services	(708,200)	(2,075,690)	(663,532)	(1,994,414)
3.05	Gross profit	884,845	2,570,776	828,292	2,409,835
3.06	Operating (expenses) income	(395,256)	(1,157,589)	(369,237)	(1,031,781)
3.06.01	Selling	(163,590)	(527,173)	(163,117)	(466,257)
3.06.02	General and administrative	(184,122)	(401,141)	(88,119)	(286,821)
3.06.03	Financial	(47,544)	(229,275)	(118,001)	(278,703)
3.06.03.01	Financial income	403,267	499,476	32,192	102,301
3.06.03.01.01	Financial income	406,682	502,356	32,401	102,670
3.06.03.01.02	Exchange gains	(3,415)	(2,880)	(209)	(369)
3.06.03.02	Financial expenses	(450,811)	(728,751)	(150,193)	(381,004)
3.06.03.02.01	Financial expenses	(238,609)	(609,392)	(185,644)	(537,596)
3.06.03.02.02	Exchange losses	(212,202)	(119,359)	35,451	156,592
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income from operations	489,589	1,413,187	459,055	1,378,054
3.08	Non-operating income (expenses)	(125,352)	(114,589)	(4,853)	(7,007)
3.08.01	Income	15,582	34,579	(990)	2,217
3.08.01.01	Income	16,637	38,962	(169)	3,841
3.08.01.02	COFINS and PASEP (taxes on revenue)	(1,055)	(4,383)	(821)	(1,624)
3.08.02	Expenses	(140,934)	(149,168)	(3,863)	(9,224)
3.08.02.01	Loss on write-off of property, plant and equipment items	(139,704)	(146,395)	(3,838)	(8,229)
3.08.02.02	Provision for loss on tax incentives	(100)	(100)	0	0
3.08.02.03	Tax incentives	(749)	(1,859)	(70)	(1,000)
3.08.02.04	Others	(381)	(814)	45	5
3.09	Income before taxes and profit sharing	364,237	1,298,598	454,202	1,371,047
3.10	Provision for income and social contribution taxes	(176,993)	(500,674)	(71,530)	(406,471)
3.10.01	Provision for income tax	(129,774)	(367,264)	(52,427)	(298,100)

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1 - Code	2 - Description	3 - 04/01/2008 to 09/30/2008	4 - 01/01/2008 to 09/30/2008	5 -04/01/2007 to 06/30/2007	6 - 01/01/2007 to 06/30/2007
3.10.02	Provision for social contribution tax	(47,219)	(133,410)	(19,103)	(108,371)
3.11	Deferred income tax	43,842	96,906	(471)	6,045
3.11.01	Deferred income tax	32,237	73,074	(346)	4,445
3.11.02	Deferred social contribution tax	11,605	23,832	(125)	1,600
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.12.02.01	Extraordinary item	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss)	231,086	894,830	382,201	970,621
	Number of shares, former treasury shares (thousand)	227,836	227,836	227,836	227,836
	EARNINGS PER SHARE (Reais)	1.01426	3.92752	1.67753	4.26017
	LOSS PER SHARE (Reais)

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PUBLIC FEDERAL SERVICE
CVM - SECURITIES EXCHANGE COMMISSION
ITR - QUARTERLY INFORMATION	Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	09/30/2008

01444 -3 CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO 43.776.517/0001-80

04.01 - EXPLANATORY NOTES

Amounts in thousands of Brazilian reais - R$, unless otherwise stated

1. OPERATIONS

Companhia de Saneamento Básico do Estado de São Paulo - Sabesp (the “Company” or “Sabesp”) is a mixed-capital company headquartered in São Paulo, controlled by the São Paulo State Government. The Company is engaged in the provision of basic and environmental sanitation services, and supplies treated water on a bulk basis and provides sewage treatment services for another six municipalities of the Greater São Paulo Metropolitan Area.

In addition to providing basic sanitation services in the State of São Paulo, SABESP may perform these activities in other states and countries, and can operate in drainage, urban cleaning, solid waste handling and energy markets. The Company has been structuring itself to enhance its operating basis and at the same time start to be an environmental solutions’ company.

The Company operates water and sewage services in 366 municipalities of the State of São Paulo, having temporarily ceased the operation of two of these municipalities due to judicial orders, still in progress. In the majority of these municipalities, the operations result from concession contracts signed for 30 years. Up to December 31, 2007, 60 concession contracts have expired and until December 31, 2008, 11 concessions will expire, all of them are being negotiated with the municipalities. Between 2009 and 2030, 106 concessions will expire. The remaining concessions are for an undetermined term. Up to June 30, 2008, 155 program contracts have been executed.

Management believes that all concessions terminated and not yet renewed will result in new contracts or extensions, and does not consider the risk of discontinuity in the provision of municipal water and sewage services. As of September 30, 2008, the book value of property, plant and equipment used in the 71 municipalities under negotiation totals R$1.77 billion and revenue for the same period totals R$630 million.

In the municipality of Santos, in the Santista lowland, which has a significant population, the Company operates supported by a public authorization deed, a similar situation in other municipalities in that region and in the Ribeira valley, where the Company started to operate after the merger of the companies that formed it.

On January 5, 2007, Law 11445 was enacted, establishing the basic sanitation regulatory framework, providing for the nationwide guidelines and basic principles for the provision of such services, such as social control, transparency, the integration authority of sanitation infrastructures, water resources management, and the articulation between industry policies and public policies for urban and regional development, housing, suppression of poverty, promotion of health and environmental protection, and other related issues. The regulatory framework also aims at efficiently improving quality of living and economic sustainability, allowing for the adoption of gradual and progressive solutions consistent with users’ payment ability.

As benefits for the Company, this law:

  Clarifies the conditions for transitional services, by amending Article 42 of the Concession Law to determine that the Concession Grantor has to perform evaluations, surveys and payment of compensation prior to repossession of the concession assets, as a condition fo r the validity of the subsequent municipal actions;

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  Significantly reduces the possibility of a favorable outcome in legal actions for immediately repossessing services, without the payment of compensation;
  Aims at improving the attainment of public interests related to the environment and supports State planning of services, without disregarding local peculiarities, taking into consideration the need for the Municipalities to present sanitation plans that are compatible with the hydrographic basin plans;
  Imposes the creation of a regulatory agency and the issue of regulations that increase transparency and efficiency in services inspections, as well as in the provision of services themselves, safeguarding and converging the different interests of consumers and contractors;
  Another important change in the regulatory environment in 2007 was the creation of the São Paulo State Sanitation and Power Regulatory Agency (ARSESP).

The Company’s shares have been listed on the “Novo Mercado” (New Market) segment of the BOVESPA (São Paulo Stock Exchange) since April 2002, and on the New York Stock Exchange (NYSE) as ADRs since May 2002.

2. PRESENTATION OF FINANCIAL STATEMENTS

The interim financial statements have been prepared in accordance with the standards established by the Brazilian Securities Commission (CVM), applicable to the preparation of interim financial statements, including CVM Instruction No. 469/08.

Amendment to Brazilian Corporate Law, effective January 2008

On December 28, 2007, Law No. 11638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with international accounting standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.

The main changes are summarized as follows:

  Replacement of the statement of changes in financial position by the statement of cash flows.
  Requirement for the presentation of a statement of value added.
  Possibility of maintaining separate accounting records for purposes of complying with tax legislation and reflecting necessary adjustments in order to prepare the financial statements in conformity with Brazilian Corporate Law.
  Creation of the account groups Intangible Assets in permanent assets and valuation adjustments in shareholders’ equity.
  Standardization of the criteria for measurement and classification of financial instruments, including derivatives.

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  Mandatory periodic assessment of the ability to recover amounts recorded as assets, including property, plant and equipment, intangible and deferred assets.
  Elimination of the possibility to record the premium received on issue of debentures and donations and government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity. Tax incentives arising from donations and government investment grants for investments will no longer be classified as capital reserve, becoming part of income for the year. The Company’s management may allocate a portion of net income resulting from these incentives to the formation of a profit reserve and it may be deducted from the calculation basis of the mandatory dividend.
  Requirement to record under the caption property, plant and equipment those rights in tangible assets that are maintained or used in the operations of the Company’s business, including those rights received as a result of transactions that transfer the benefits, risks and control of such assets to the Company (e.g., capital lease).
  Modification of the definition of those assets to be recorded under the caption deferred charges.
  Adjustments to present value for assets and liabilities arising from long-term transactions, as well as for significant short -term transactions. On June, 2008, in function of the relevance of the amounts, the adjustment to present value related to program contracts have been recorded in the amount of R$13,490, (explanatory Note No. 7 (b)), as provided by Instruction CVM No. 469/08, below.

On May 2, 2008, the Brazilian Securities Commission (CVM) issued the Instruction No. 469/08 that provides for the application of Law No. 11638/07. This Instruction permits companies to immediately apply to 2008 interim financial statements all the provision of the new Law or disclose in notes to the interim financial statements the changes that might have a material impact on the financial statements as of the 2008 yearend, by estimating the possible effects on shareholders' equity and the statement of income.

The Company elected to disclose the effects of the new law in notes to the interim financial statements and effectively record in the interim financial statements as of September 30, and June 30, 2008, those items considered material and mandatory in Instruction No. 469/08. Consequently, the amount of R$20,973, related to donations received at September 2008 (11.727 in the first quarter of 2008) was recorded as deferred income, until it is regulated definitively, in addition to adjustment to present value mentioned above.

The Company elected to maintain recorded the revaluation reserve until its effective realization.

In addition to the issue of CVM Instruction No. 469/08, the Company considers that even though most of the provisions amended by the new Law still depend on regulations to be issued by the CVM, the material issues that might change the presentation of the financial statements are already being adopted or disclosed, and refer to the segregation of the group Intangible assets in permanent assets, the disclosure of the statements of cash flows (as disclosed in Note 19) and value added (as disclosed in Note 20), and measurement at market value of the financial instruments, disclosed comparatively to their carrying amount in Note 15.

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3. TRADE ACCOUNTS RECEIVABLE

(a) Summary of trade accounts receivable balances

	Sept 2008	Jun 2008

Private sector
General and special customers (i) (ii)	691,571	694,633
Agreements (iii)	257,918	224,220

	949,489	918,853
Government entities
Municipal	524,518	513,291
Federal	28,030	28,239
Agreements (iii)	131,977	109,581

	684,525	651,111
Bulk sales - Municipal Administration Offices (iv)
- Guarulhos	385,499	409,215
- Mauá	156,551	149,105
- Mogi das Cruzes	22,999	18,490
- Santo André	362,241	350,062
- Osasco	665	665
- São Caetano do Sul	3,327	3,243
- Diadema	109,748	105,614

Wholesale total - Municipal City Halls	1,041,030	1,036,394

Unbilled supply	310,727	280,112

Subtotal	2,985,771	2,886,470

Allowance for doubtful accounts	(1,547,202)	(1,470,528)

Customer’s Total	1,438,569	1,415,942

Current	1,112,960	1,101,724
Non-current (v)	325,609	314,218

(i) General customers - residential and small and medium-sized companies.
(ii) Special customers - large consumers, commercial, industries, condominiums and special billing consumers (industrial waste, wells, etc.).
(iii) Agreements - installment payments of past-due receivables, plus monetary adjustment and interest.
(iv) Bulk Sales - municipal administration offices - This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing and charging final consumers. Some of these municipalities are questioning in court the tariffs charged by SABESP and do not pay for the amounts in dispute. The amounts past due are classified in long-term assets pursuant to the changes below:

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	Setp 2008	Jun 2008

Balance at beginning of period	1,036,394	996,460
Billing for services provided	77,902	77,017
Receipts - services for the current year	(73,266)	(37,083)

Balance at end of period	1,041,030	1,036,394

Current	45,058	43,999
Non-current	995,972	992,395

(v) The non-current portion consists of trade accounts receivable that are past due and renegotiated with customers and amounts past due related to bulk sales to municipal administration offices and are recorded in the allowance for doubtful accounts.

(b) The aging of trade accounts receivable is as follows:

	Jun 2008	Jun 2008

Current	888,127	787,476
Past-due:
Up to 30 days	143,239	149,913
From 31 to 60 days	52,075	55,874
From 61 to 90 days	44,589	71,596
From 91 to 120 days	39,308	36,603
From 121 to 180 days	88,956	80,113
From 181 to 360 days	120,040	124,976
Over 360 days	1,609,437	1,579,919

Total	2,985,771	2,886,470

(c)      Allowance for doubtful accounts

(i)      The increase in the allowance in the period is as follows:

	2nd Qtr/08	2nd Qtr/08

Beginning balance	1,470,528	1,356,781

Private sector / government entities	28,240	42,671
Bulk sales	48,434	71,076

Additions for the period	76,674	113,747

Ending balance	1,547,202	1,470,528

Current	725,775	680,764
Non-current	821,427	789,764

(ii) In income

The Company recorded probable losses on accounts receivable in the third quarter of 2008, amounting to R$60,845 (R$252,619 of january to september of 2008), directly in income for the period, under “Selling expenses”. In the third quarter of 2007 these losses totaled R$82,088 (R$231,374 to January to September of 2007).

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	3rd Qtr/08	Jan to Sep/08	2rd Qtr/07	Jan to Sep /07

Provisions (over 5,000 Brazilian reais)	(110,649)	(290,363)	(52,276)	(172,120)
Recoveries (over 5,000 Brazilian reais)	33,975	57,831	6,315	26,704
Write-offs (lower or equal to 5,000 Brazilian reais)	(41,612)	(161,120)	(61,460)	(159,970)
Recoveries (lower or equal to 5,000 Brazilian reais)	57,441	141,033	25,333	74,012

Expenses (Note 17)	(60,845)	(252,619)	(82,088)	(231,374)

Management believes that the allowance for doubtful accounts is sufficient to absorb losses on trade accounts receivable.

4. RELATED-PARTY TRANSACTIONS

The Company is a party to transactions with its controlling shareholder, São Paulo State Government (“Gesp”), and companies related to it.

(a) Accounts receivable, interest on capital and operating revenue with the São Paulo State Government

	Sep 2008	Jun 2008

Intercompany receivables

Current assets:
Water and sewage services (i)	120,037	105,992
Gesp Agreement (iii), (iv) and (v)	28,322	28,140
Reimbursement of additional retirement and pension benefits - Agreement	23,050	-
Total current assets	171,409	134,132

Long-term assets:
Water and sewage services - Gesp Agreement (iii), (iv) and (v)	96,808	100,835
Reimbursement of additional retirement and pension benefits paid - Controversial	396,215	963,277
Reimbursement of additional retirement and pension benefits paid - Monthly
flow (vii)	22,515	-
Reimbursement of additional retirement and pension benefits - Agreement	195,918	-
Reimbursement of additional retirement and pension benefits - Reservoir	696,283	-

Gross long-term amount receivable from shareholder	1,407,739	1,064,112

Total receivable from shareholder	1,579,148	1,198,244

Provision of water and sewage services	245,167	234,967
Reimbursement of additional retirement and pension benefits	1,333,981	963,277

	1,579,148	1,198,244

Interes t on capital payable	100,767	100,767

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Gross revenue from sales and services	3rd Qtr/08	3rd Qtr/07

Water sales	45,503	46,462
Sewage services	39,480	38,790
Receipts	(78,879)	(104,739)

(i) Water and sewage services

The Company provides supply services of water and collection of sewage to the Gesp and other companies related to it, under terms and conditions considered by Management as normal in the market, except as to the form of settlement of the credits, that may be realized under the conditions mentioned in items (iii), (iv) and (v).

(ii) Reimbursement of additional retirement and pension benefits paid

It refers to amounts of supplemental benefits of retirement and pension plan provided by the State of São Paulo’s Law No. 4819/58 (“Benefits”) paid by the Company to former employees or retirees.

Under the terms of the Gesp Agreement referred to in (iii), Gesp acknowledges to be responsible for the charges resulting from the Benefits, provided that the payment criteria set forth by the State Personnel Expense Department – DDPE, founded on the legal direction provided by the Legal Advisory of the Treasury Secretary and State’s General Attorney’s Office – PGE are obeyed.

As explained on items (vi) and (vii), during the validation by Gesp of the amounts due to the Company on account of the Benefits, divergences have arisen as to the calculation criteria and eligibility of the Benefits applied by the Company. The Company’s Management, however, maintains its understanding, that these divergences do not justify any provision, under the terms detailed in item (viii).

As of September 30 and June 30, 2008, 2,606 and 2,613 retired personnel, respectively, employees received additional retirement benefits and for the quarters ended September 30 and June 30, 2008, the Company paid R$ 25,975 and R$25,270, respectively. There were 143 active employees as of September 30 and June 30, 2008 who will be entitled to these benefits on their retirement.

(iii) Gesp Agreement

On December 11, 2001, the Company, Gesp (by means of the State Treasury Secretary) and the Water and Electric Energy Department – DAEE, with the intermediation of the Hydro Resources Sanitation and Works Secretary, entered into the Term of Acknowledgement, Consolidation of Obligations, Payment Commitment and Other Agreements (“Gesp Agreement”), with the purpose to equate the existing pending items between Gesp and the Company, both with regards to water and sewage services and to Benefits.

The total agreement was R$678,830, at cost value, being (i) R$320,623 referring to the Benefits paid by the Company and not reimbursed by the State during the period from March, 1986 to November, 2001, and (ii) R$358,207 arising from the provision of water supply and sewage collection services, invoiced and past due from 1985 to December, 2001, but not paid by Gesp.

Having in view the strategic importance of the reservoirs of Taiaçupeba, Jundiai, Biritiba, Paraiting and Ponte Nova (“Reservoirs”), to guarantee the maintenance of the water volume of Alto Tiete, the Company agreed to

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received them as part of the reimbursement referring to the Benefits. The Reservoirs would be transferred to it by the DAEE, which, in its turn, would subrogate itself in credit of the same amount before Gesp.

However, the State of São Paulo’s Attorney’s Office questioned the legal validity of this agreement, by means of a public civil action, whose main argument is the lack of specific legislative authorization for the alienation of the DAEE’s estate. The Company’s legal counsels assess the risk of loss of this proceeding as probable, in case the mentioned legislative authorization is not obtained, which would prevent the transfer of the respective reservoirs as partial amortization of the balance receivable.

The balances of services of water supply and sewage collection were included in the First and Second Amendments as described on items (iv) and (v). The balances referring to the reimbursement of the supplement of the retirement and pension plan were included into the Term of Commitment between the State of São Paulo and Sabesp, as described in items (vi) and (vii).

(iv) First Amendment to the Gesp Agreement

On March 22, 2004, the Company and Gesp amended the Gesp Agreement with the purpose to: (1) consolidate and recognize the amounts due by Gesp for services provided by the Company related to water supply and sewage collection, monetarily adjusted until February, 2004; (2) formally authorize the offset of amounts due by Gesp with interest on shareholders’ equity declared by the Company and any other debt existing with Gesp on December 31, 2003, monetarily adjusted until February, 2004; and (3) define the payment conditions of Gesp’s remaining obligations for receiving the provision of services of water supply and sewage collection.

Pursuant to the First Amendment, Gesp recognized the amounts due to the Company for water supply and sewage collection services provided until February 2004 amounting to R$581,779, including monetary adjustment based on the TR at the end of each year until February 2004. The Company recognized amounts payable to Gesp related to interest on capital amounting to R$518,732, including (1) amounts declared related to years prior to 2003 (R$126,967), (2) monetary adjustment of these amounts based on the annual variation of the Consumer Price Index (IPC/Fipe) until February 2004 (R$31,098); and (3) amounts declared and due related to 2003 (R$360,667).

(v) Second Amendment to the Gesp Agreement

On February 28, 2007, the Company and Gesp, by means of the Treasury Secretary, executed the Second Amendment to the Gesp Agreement.

It has been agreed upon that the payment in installments of Gesp’s debt to the Company remaining from the First Amendment, in the amount of R4133,709, to be paid in 60 equal, monthly and consecutive installments, the first installment to become due on January 2, 2008. The amount of the installments must be monetarily adjusted in accordance to the variation of IPCA-IBGE, added by simple interests of 0.5% per month.

The balance of this agreement, whose installments have been paid monthly, includes an amount of R$46,244 that the State does not recognize as due. Sabesp has an understanding different from the State’s with regards to this amount, not admitting the revision of these previously agreed upon amounts, without the demonstration, in a supported and unequivocal way, of the lack of correspondence between the amounts presented by Sabesp and the services effectively provided. For this reason, the Company understands that no provision is necessary for losses referring to the amount of R$46,244 (pursuant item VII, of the Recitals, of the Second Amendment to the Gesp Agreement).

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Additionally, the Second Amendment also considered the accounts past due and not paid in the period from March, 2004 to October, 2007, resulting from the provision of services of water supply and sewage collection, totaling R$256,608. Out of this amount, R$235,966 has been received and R$8,783 had the debtor’s registry altered and R$11,829 is pending confirmation and collection.

These amounts are being assessed jointly by Sabesp and the representatives of Gesp’s various secretaries. Up to date, differences as to the debtors have been identified, but not with regards to the amount of the debt per se. In case of reclassification of the responsible for the payment of the invoice, Sabesp will transfer the collection to the corresponding Entity. The Company has not recorded a provision for losses for these amounts, as (i) the divergences are substantially related to the identification of the debtors and (ii) it expects to fully receive such credits as soon as this identification is effected.

It has also been agreed upon in the Second Amendment the payment of interest on shareholders’ equity due by Sabesp to the State, referring to the period from March, 2004 to December, 2006 amounting to R$400,823, restated as from June, 2007 until November, 2007 by the Selic. This took place in the period from January to March, 2008.

By means of the Second Amendment, Gesp and Sabesp further undertake to resume the fulfillment of the reciprocal obligations, punctually, under new assumptions: (a) implementation of an electronic account management system to facilitate and speed up the monitoring of payment processes and management budget procedures; (b) structuring of the Rational Water Use Program (PURA) to rationalize the consumption of water and the amount of the water and sewage bills under the responsibility of the State; (c) establishment, by the State, of criteria for budgeting so as to avoid the reallocation of amounts to specific water and sewage accounts as from 2008; (d) possibility of registering state bodies and entities in a delinquency system or reference file; (e) possibility of interrupting water supply to state bodies and entities in the case of nonpayment of water and sewage bills.

Out of the revenues of the months from November, 2007 to September, 2008, approximately 78% of the bills have been paid by the State Government. The remaining balance is under analysis and will be received as soon as the validations by State entities are completed.

Management understands that all amounts due by the State Government are receivable and does not expect to incur any losses on such accounts receivable.

(vi) Commitment Agreement entered into by the State of São Paulo and Sabesp

On March 26, 2008, a Term of Commitment was executed between Gesp, by means of the Treasury Secretary and Sabesp, with the intermediation of the Secretary of Sanitation and Energy, for the equation of the financial pending items related to the Benefits.

Although the State acknowledges to be responsible for the Benefits, there is a disagreement as to the calculation criteria and eligibility adopted by Sabesp, moreover, by the supervenience of the legal opinions issued by the State’s General Attorney’s Office – PGE, which bind Gesp’s action and prevents the spontaneous reimbursement of the total of the amounts paid by Sabesp.

From Sabesp’s standpoint, the criteria adopted in the past to grant and pay pension benefits were correct, as they were based on specific State authorizations or then effective legal opinions.

The persistency of the divergences between the State and Sabesp constitutes the main reason why the parties failed to fully implement the items agreed upon in the Gesp Agreement, described in item (iii). However, there is a consensus between the parties that these divergences must not represent an obstacle to the implementation of the commitments assumed in the Gesp Agreement as to the Reimbursement of the Uncontroversial Amount.

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In this Term, Sabesp undertakes to contract a specialized company to calculate the Uncontroversial Reimbursement Amount and the Controversial Amount, and two specialized companies to perform a new appraisal of the Reservoirs.

(vii) Third Amendment to the Gesp Agreement

Gesp, Sabesp and DAEE, on November 14, 2008, entered into the Third Amendment to the Term of Agreement of Payment Commitment, and Other Agreements, where the State confesses to owe Sabesp the amount of R$915,251, monetarily adjusted until September, 2008 by the IPCA-IBGE, corresponding to the Uncontroversial Amount, calculated by FIPECAFI. Sabesp accepts temporarily the Reservoirs as part of the payment of the Uncontroversial Amount and offers to the State a temporary settlement, constituting a financial credit of R$696,283, corresponding to the value of the Reservoirs. The definitive settlement will only occur with the effective transfer of property in the relevant real estate registery. The remaining balance owed of R$218,967 to be initially paid in 114 monthly and consecutive installments, amounting to R$1,920 each, the first installment being due on November 25, 2008.

Sabesp and the State are working together to obtain legislative authorization in order to make viable the transfer of the Reservoirs to Sabesp, thus overcoming the juridical uncertainty caused by the Public Civil Action, mentioned in item (iii). After the publication of the legislative authorization, the transfer of the Reservoirs to Sabesp will occur.

The Third Amendment also provides the regularization of the monthly flow of benefits. While Sabesp is still responsible for the monthly payments, by judicial decision, the State will reimburse the Company based on criteria identical to those applied in the calculation of the Uncontroversial Amount. As there no longer exists an impeditive judicial decision, the State will directly assume the monthly payment flow of the portion considered as uncontroversial.

The difference between the Uncontroversial Amount and the amount effectively paid by the Company, constitutes the Controversial Amount. Sabesp will forward to the State General Attorney’s Office - PGE a supported request in order to obtain the reappreciation of the divergence that gave rise to the Controversial Amount. In fact, the State’s General Attorney has already formally confirmed his willingress to re-exam the matter.

Sabesp will not waive the receivables from the State to which the Company considers itself to be legally entitled. Accordingly, it will take all possible actions to resolve the issue at all technical and court levels. Should this dispute persist, the Company will take all the necessary actions to protect the Company’s interests.

(viii) Reasons that directed the Company’s Management not to make a provision for the uncontroversial amount of the Benefits.

As demonstrated in (vii), the Third Amendment to the Gesp Agreement splits the amount of the Benefits into uncontroversial amount and controversial amount.

The uncontroversial amount has been plainly resolved, including with regards to the uncontroversial amount of the future monthly flow of payment of the Benefits. The inventory of the uncontroversial amount, already exposed, will be paid by means of the Reservoirs and the remaining balance in 114 installments. With regards to the uncontroversial amount of the monthly flow, while Gesp arranges for the internal operating structure necessary for the calculation and processing of the reimbursements, the Company will maintain Fipecafi contracted so that it performs monthly the calculation of the reimbursement, applying criteria identical to those used in the calculation of the Uncontroversial Amount. Gesp has undertaken to make the reimbursements in up to 10 (ten) business days counted from the date of the submission of the monthly reimbursement calculation report issued by Fipecafi. This has been agreed upon in the third clause of this Amendment.

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No provision has been recorded for the controversial amount of the Benefits – whether with regards to eventual loss of amounts already recorded or even with regards to the controversial amounts of the Benefits that will be paid in the future – in view of the high expectation of success in receiving these pending amounts and the solution of the divergences favorable to the Company.

This expectation has been ground on several reasons.

Firstly, because there is no new fact that justifies a change in the interpretation of the chances of receiving the pending amounts as Benefits. The controversy on the portion of Benefits is not a new data. In the information related to the fiscal year 2007, it has been indicated, inclusively, the estimate of the uncontroversial and controversial amounts, without being generated any provision with regards to the controversial amount.

Conversely, it is needed to highlight that during 2008, there was great progress with regards to the perspective of receiving the pending amounts on account of Benefits. The uncontroversial amount of the Benefits has been plainly resolved already pointed out in item (vii) and in this item.

With regards to the controversial amount, there has also been an improvement in the receiving perspective. As informed in (vii), the State’s General Attorney has formally undertaken to reassess the divergences that gave rise to the controversial amount.

Secondly, it is worth recalling that, besides an internal analysis made by the Company’s bodies, external legal opinion, after detailed analysis of the matter, pointed to the great possibility of success in an eventual action of recourse filed by the Company against the State. Under the terms of this legal opinion, the circumstances where the payment of the benefits have been performed, impose on Gesp to reimburse the Company, to the extent it figured only as co-obligor, in view of its employer condition.

The Company maintains its understanding that the best estimate for the controversial amount of the Benefits is in the sense that it will be received by the Company in the future, whether by means of the re-appreciation provided by the State’s General Attorney or even due to a judicial decision.

(b) Cash and cash equivalents

The Company’s cash and temporary cash investments with financial institutions controlled by the State Government amounted to R$421,306 and R$304,863 as of September 30 and June 30, 2008 respectively. The financial income arising from these temporary cash investments totaled R$37,902 and R$39,643 in the periods ended September 30, 2008 and 2007, respectively. The Company must, pursuant to a State Decree, invest its surplus resources with financial institutions controlled by the State Government.

(c) Agreement for the use of reservoirs

In its operations, the Company uses the Guarapiranga and Billings reservoirs and part of some reservoirs of the Upper Alto, which are owned by the Water and Electric Energy Department (DAEE); should these reservoirs not be available for use to the Company, there could be the need to collect water in more distant places. The Company does not pay any fee for the use of these reservoirs but it is responsible for their maintenance and operating costs.

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(d) Agreements with lower tariffs with State and Municipal Government Entities that joined the Rational Water Use Program (PURA).

The Company has signed agreements with government entities related to the State Government and municipalities where it operates involving approximately 6,950 real estates that are benefited from a reduction of 25% in the tariff for water supply and sewage collection services. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in the consumption of water.

(e) Guarantees

The State Government grants guarantees for some loans and financing of the Company and does not charge any fees with respect to such guarantees.

(f) Related-party transactions

Management is making efforts to maintain the State’s payments with respect to transactions with related parties in non-default on a permanent basis.

5. INDEMNITIES RECEIVABLE

Indemnities receivable are a non-current asset that represents amounts receivable from the Municipalities of Diadema and Mauá as an indemnity for their unilateral termination of the concessions for water supply and sewage collection services of the Company in 1995. As of September 30, 2008 and June 30, 2008, this asset amounted to R$148,794 (nominal amounts).

Due to these concession agreements, the Company invested in the construction of water and sewage systems in those municipalities in order to meet its concession service commitments. For the unilateral termination of the Diadema and Mauá concessions, the municipalities assumed the responsibility of supplying water and sewage services in those regions. At that time, the Company reclassified the balances of property, plant and equipment related to the assets used in those municipalities to non-current assets (indemnities receivable).

The balance of the indemnities receivable from the municipality of Diadema was R$62,876.

The balance of the indemnities receivable from the municipality of Maua was R$85,918.

Sabesp filed lawsuits to collect the amounts due by the municipalities. With respect to Diadema, the decision of the lower court judge was unfavorable to Sabesp, which filed an appeal in November 2000. On December 2005, Sabesp’s appeal to have the agreement entered into with the municipality of Diadema declared valid was partially accepted. In October 2006, the municipality's administration office filed special and extraordinary appeals and in November 2006 the decision that allowed the Company to present its reply to said appeals was published. Sabesp presented its reply in December 2006. The appeals were rejected by the Chief Justice in March 2007 and the municipal administration office filed new interlocutory appeals against this decision. The interlocutory appeal filed in the Federal Supreme Court (STF) was accepted but only for the purposes of determining the sentence for the extraordinary appeal that had been rejected. In December 2007, the decision that accepted the execution of the Companhia de Saneamento the Diadema - Saned was rendered, ordering this company to be summoned to pay the full amount of the debt within 15 days under the penalty of fine. Saned filed an interlocutory appeal against this decision, but the appeal was rejected by the Court of Justice on June 2008. In order to pursue the execution, the judged authorized the realization of the online pledge of funds in bank account and financial investments of Saned (online pledge) in up to 10% of the restated amount of the debt, not authorizing, however, the pledge of a percentage of the Company’s revenues. Saned appealed against the first decision and Sabesp appealed against the second decision, and they are expecting the outcome of these appeals. Currently, blockages are being made in Saned’s bank accounts and investments, having been pledge, up to the moment, R$2,733, of which R$2,409 have already been transferred to a judicial account.

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With regards to Maua, a first level decision was pronounced demanding that the Municipality pays the amount of R$153.2 million as compensation for damages caused and for loss of profits. This decision was appealed by Mauá in April 2005 and is pending a new decision by the Court. In July 2006, the decision was converted in diligence consisting of an expert clarification on the amount of the indemnity for loss of profits. The clarification was provided in December 2007 and the expert confirmed the amount of the loss of profits determined by the lower court. In August, 2008, the appeal was judged, having fully maintained the conviction imposed in the first level. This decision can still be appealed against.

Based on the opinion of the legal counsels, Management continues to affirm that the Company has legal right to receive the amounts corresponding to the indemnity and it continues to monitor the situation of the lawsuits.

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6. PROPERTY, PLANT AND EQUIPMENT

	Sept/08		Jun/08

	Adjusted cost	Accumulated depreciation	Net	Net

In use
Water systems
Land	962,227	-	962,227	962,220
Buildings	2,751,679	(1,630,216)	1,121,463	1,195,421
Connections	1,022,761	(415,609)	607,152	587,182
Water meters	303,974	(153,601)	150,373	147,938
Networks	3,560,590	(1,161,568)	2,399,022	2,395,109
Wells	206,763	(113,735)	93,028	94,879
Equipment	541,492	(371,598)	169,894	162,711
Others	16,368	(13,664)	2,704	2,856

Subtotal	9,365,854	(3,859,991)	5,505,863	5,548,316

Sewage systems
Land	349,148	-	349,148	349,209
Buildings	1,664,425	(695,352)	969,073	975,631
Connections	966,843	(417,785)	549,058	543,868
Networks	5,653,812	(1,334,165)	4,319,647	4,273,998
Equipment	609,425	(456,925)	152,500	118,727
Others	5,029	(2,937)	2,092	1,927

Subtotal	9,248,682	(2,907,164)	6,341,518	6,263,360

General use
Land	107,707	-	107,707	107,707
Buildings	140,023	(84,207)	55,816	49,750
Transportation equipment	147,255	(128,520)	18,735	16,251
Furniture, fixtures and equipment	339,329	(189,710)	149,619	155,276
Free lease land	20,556	-	20,556	20,556
Free lease assets	8,411	(2,489)	5,922	5,922

Subtotal	763,281	(404,926)	358,355	355,462

Total in use	19,377,817	(7,172,081)	12,205,736	12,167,138

In progress
Water systems	786,450	-	786,450	827,907
Sewage systems	1,416,403	-	1,416,403	1,248,862
Others	5,951	-	5,951	4,629

Total in progress	2,208,804	-	2,208,804	2,081,398

Grand Total	21,586,621	(7,172,081)	14,414,540	14,248,536

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Property, plant and equipment in use represents the assets involved in the provision of water supply and sewage collection services. Under the assets arising from contracts negotiated based on economic and financial reports and program contracts, SABESP is both the owner and the manager.

(a) Depreciation

Depreciation is calculated based on the following annual rates:

Buildings - 4%, interceptors and networks - 2%, machinery and equipment - 10%, water meters - 10%, vehicles - 20%, computer equipment - 20%, building connectors - 5%, office furniture - 10% and other items - 10%.

(b) Write-offs of property, plant and equipment

(i) The Company wrote-off, in the third quarter of 2008 and from January to September of 2008, items of fixed assets amounting to R$2,358 and R$9,049, respectively (in the third quarter of 2007 and from January to September 2007 - R$4,057 and R$8,448, respectively, resulting in a total loss of R$3,838 and R$8,229.) related to the group of assets in operation, caused by obsolescence, theft and disposal.

(ii) The Company recorded, in the third quarter of 2008, a write-off of property, plant and equipment amounting to R$137,346, referring to leasehold improvements, as a result of the execution of the Third Amendment to the GESP Agreement, which provides for the full incorporation of the assets contained in the appraisal report of the Real Estate Evaluation of the Alto Tiete Production System.

(c) Capitalization of interest and financial charges

The Company capitalized interest and monetary variation, including foreign exchange variation, in fixed assets amounting to R$78,358 in the third quarter of 2008 (in the third quarter of 2007 - R$(2,222), during the period when the assets were presented as work in progress.

(d) Construction in progress

The estimated disbursements beginning in the fourth quarter of 2008 until 2013, related to already contracted investments, total approximately R$2,301 million.

(e) Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate or establish rights of way over third-party's properties according to prevailing legislation. The owners of these properties will be compensated either amicably or through the courts. The estimated disbursements to be made beginning in the fourth quarter of 2008, without an estimated due date, is approximately R$473 million. The assets to be received as a result of these negotiations will be recorded as property, plant and equipment after the transaction is completed. In the third quarter of 2008, the amount related to expropriations was R$1,590 (in the third quarter of 2007 - R$780).

(f) Assets offered as guarantee

As of September 30, 2008, the Company had assets amounting to R$249,034 given in guarantee for the PAES (tax debt refinancing program) (Note 10).

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(g) Non-operating assets

The Company had, as of September 30 and June 30, 2008, free lease assets amounting to R$26,478 mainly related to land located near operating areas.

(h) Revaluation

Property, plant and equipment items were revalued in 1990 and 1991 and are depreciated at annual rates that correspond to their remaining useful lives determined in the related reports, which, as a general rule, fall into the classification of the rates presented above.

As allowed by CVM Instruction No. 197/93, the Company failed to recognize a provision for the deferred tax effect on the appreciation arising from the revaluation of property, plant and equipment in 1990 and 1991. Should income and social contribution taxes be recognized on the revaluation reserve, the unrealized amount as of September 30, 2008 would total R$378,477 (R$408,052 through September 30, 2007).

In the period from January to September, 2008 an amount of R$65,100 was realized (January to September, 2007 - R$65,785).

(i) Fully depreciated assets

As of September 30 and June 30, 2008, the gross book value of the fully depreciated assets that are still in use is R$875,869 and R$864,710, respectively.

7. INTANGIBLE ASSETS

	Sept 2008	Jun 2008

(a) Concessions	498,524	499.876
(b) Program contracts	106,783	71.003
(c) License of Use (Softwares)	8,741	7.262

	614,048	578.141

a) Concessions

In the period between 1999 and 2006, the negotiations for new concessions were conducted on the basis of the economic and financial results of the transaction, determined in an appraisal report issued by independent experts.

The amount determined in the respective contract, after the transaction is closed with the municipal authorities, with payment through Company shares (through December 2000) or in cash, is recorded in this account and amortized over the period of the related concession (in the majority 30 years). As of September 30 and June 30, 2008 there were no amounts pending related to these payments to the municipalities.

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The net amount shown relates to concessions with the following municipalities:

		Sept 2008		Jun 2008

	Adjusted	Accumulated
	cost	amortization	Net	Net

Agudos	7,882	(2,384)	5,498	5,496
Bom Sucesso do Itararé	733	(51)	682	321
Campo Limpo Paulista	17,198	(3,692)	13,506	12,206
Conchas	3,749	(695)	3,054	3,087
Duartina	1,663	(392)	1,271	1,265
Estância de Serra Negra	15,459	(2,357)	13,102	12,957
Itapira	16,148	(1,330)	14,818	14,792
Itararé	6,032	(1,776)	4,256	4,185
Marabá Paulista	1,603	(163)	1,440	1,459
Miguelópolis	4,742	(1,355)	3,387	3,182
Osasco	288,676	(76,700)	211,976	214,449
Paraguaçu Paulista	15,174	(4,571)	10,603	10,686
Paulistânia	157	(38)	119	118
Sandovalina	2,389	(186)	2,203	2,227
Santa Maria da Serra	1,154	(300)	854	865
São Bernardo do Campo	237,464	(36,992)	200,472	202,460
Várzea Paulista	14,969	(3,686)	11,283	10,121

Total	635,192	(136,668)	498,524	499,876

The amortization of intangible assets is performed during the effective period of the concession agreements of the related municipalities.

In the third quarter of 2008 and 2007, amortization expenses related to the concession of intangible rights were R$5,368 and R$5,038, respectively.

b) Program contracts

On the renewal of some program contracts, the Company assumed commitments to financially participate in actions of social environmental sewage. These commitments were recorded as an offset to intangible assets amounting to R$108,982, deducted from the adjustment to present value of R$15,671. These assets are being amortized over the duration of the program contracts (in their majority, 30 years). The amounts committed are related to the following municipalities:

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		Sept/08
		Accumulated		Jun/08

Municipality	Amount	amortization	Net	Net

Alfredo Marcondes	70	(2)	68	64
Aparecida D’Oeste	45	-	45	-
Avaré	5,000	(42)	4,958	-
Bento de Abreu	50	(1)	49	44
Bocaina	800	(20)	780	711
Caçapava	9,000	(75)	8,925	-
Campos do Jordão	3,000	(108)	2,892	2,917
Capela do Alto	-	-	-	445
Capão Bonito	2,000	(17)	1,983	-
Emilianópolis	112	(4)	108	103
Fernandópolis	9,500	(237)	9,263	8,442
Franca	20,676	(804)	19,872	19,759
Indiaporã	250	(2)	248	-
Jales	4,426	(160)	4,266	4,282
Lorena	9,000	(225)	8,775	8,850
Mococa	8,844	(74)	8,770	-
Mombuca	197	(5)	192	194
Monte Alto	5,000	(56)	4,944	4,468
Novo Horizonte	5,000	(42)	4,958	-
Pindamonhangaba	16,000	(222)	15,778	14,141
Piratininga	350	(4)	346	349
Planalto	39	(1)	38	38
São Luiz Paraitinga	-	-	-	533
Riolândia	2,643	(22)	2,621	-
São Manuel	1,300	(11)	1,289	-
Tupã	5,540	(62)	5,478	5,525
Valentim Gentil	140	(3)	137	138

Total	108,982	(2,199)	106,783	71,003

In the third quarter of 2008, amortization expenses related to the program contracts totaled R$593.

The amounts not yet disbursed related to program contracts are recorded under the caption “Program contract commitments” in current liabilities, R$5,996 (Jun/2008 - R$22,813), and non-current liabilities, R$15,483 (Jun/2008 - R$6,842).

c) Licenses for Use (Software)

The net amount of the amortizations of the licenses for the use of Software in September, 2008 was R$8,741 (R$7,262 in June, 2008).

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8. LOANS, FINANCING AND DEBENTURES

(i) Debit balance of loans and financing

	Sept/08			Jun/08

	Current	Non-current	Total	Current	Non-current	Total	Guarantees	Final maturity	Annual interest rate	Monetary adjustment

In local currency:
							São Paulo State
Banco do Brasil	256,362	1,464,777	1,721,139	249,623	1,522,592	1,772,215	Government and	2014	8.5%	UPR
							own funds
6th issue of debentures	237,391	226,866	464,257	-	456,799	456,799	No guarantees	2010	11%	IGP -M
th									CDI+1.5%
7 issue of debentures	200,000	121,978	321,978	200,000	120,019	320,019	No guarantees	2010		IGP -M
									and 10.8%
th									CDI+1.5%
8 issue of debentures	350,000	420,595	770,595	350,000	413,840	763,840	No guarantees	2011		IGP -M
									and 10.75%
Caixa Econômica Federal	67,063	575,461	642,524	63,917	545,504	609,421	Own Funds	2008/2030	5% to 9.5%	UPR
FIDC - Sabesp I	55,556	83,333	138,889	55,556	97,222	152,778	Own Funds	2011	CDI + 0.7%
National Bank for Economic
and Social Development	37,567	142,500	180,067	39,869	146,993	186,862	Own Funds	2013	3% + TJLP
									limit 6%
(BNDES)
National Bank for Economic
and Social Development	-	12,128	12,128	-	-	-	Own Funds	2019	2,5% + TJLP
									limit 6%
(BNDES) Santos Lowlands
									12% / CDI /
Others	2,810	14,648	17,458	3,055	15,910	18,965		2009/2011		UPR
									TJLP+ 6%
Interest and financial charges	85,873	31,128	117,001	97,349	31,934	129,283

	1,292,622	3,093,414	4,386,036	1,059,369	3,350,813	4,410,182

In foreign currency:
Inter-American Development
							Federal			Currency Basket
Bank (BID): US$ 414,435	68,537	724,816	793,353	59,844	614,522	674,366		2016/2025	3% to 5.61%
							Government			US$
(Jun/08 -US$ 423,623)
Eurobonds: US$ 140,000
	-	268,002	268,002	-	222,866	222,866	No guarantees	2016	7.5%	US$
(Jun/08 - US$ 140,000)
JBIC - Yen 10,275,579							Federal		1.8% and
	-	184,806	184,806	-	83,385	83,385		2029		Japanese Yen
(Jun/08 - Yen 5,562,318)							Government		2.5%
BID and LOAN:
									4.9% and
US$ 250,000 (Jun/08 -	-	478,575	478,575	-	397,975	397,975	No guarantees	2023		US$
									5.4%
US$ 250,000)
Interest and financial charges	25,731	-	25,731	12,652	-	12,652
	94,268	1,656,199	1,750,467	72,496	1,318,748	1,391,244

Total loans and financing	1,386,890	4,749,613	6,136,503	1,131,865	4,669,561	5,801,426

As of September 30, 2008, the Company did not have loans and financing balances obtained in the short-term.

Exchange rates as of September 30, 2008: US$ 1.9143; Yen 0.017985 (June 30, 2 008: US$ 15919; Yen 0,014991).

UPR: Standard Reference Unit	TJLP: Long-term interest rate
CURRENCY BASKET: Amount related to the account unit IADB and IBRD
CDI: Interbank Deposit Rate	IGP-M: General market price index

(ii) On September 26, 2008 occurred the first outlay of the loan contract with the BNDES, to the Environmental Recovery Program of the Metropolitan Region of Santos Lowlands, whose execution occurred on November 27, 2007, amounting to R$129,973, with interests of 2.5% p.a. plus TJLP limited to 6%. The scheduled term for amortization is 96 monthly and consecutive installments, starting in January, 2012 and ending in December, 2019. A portion of the Company’s revenue has been given as guarantee for this contract.

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(iii) Repayment schedule of loans and financing

The total volume of debt to be paid through the end of 2008 is R$188,176 and the amount denominated in US dollars is R$46,632 and the amount of R$141,544 refers to the interest and principal of loans denominated in Brazilian reais falling due.

BANK	2008	2009	2010	2011	2012	2013	2014 and thereafter	TOTAL

COUNTRY
Federal Government/Banco do Brasil	62,069	261,851	285,008	310,212	337,646	367,505	96,848	1,721,139
Caixa Econômica Federal (CEF)	16,300	68,193	73,327	79,352	85,723	86,373	233,256	642,524
Debentures	-	787,391	348,845	420,594	-	-	-	1,556,830
FIDC - SABESP I	13,889	55,556	55,556	13,888	-	-	-	138,889
BNDES (National Bank for Economic and
Social Development)	10,697	42,789	42,789	42,789	36,844	4,159	-	180,067
BNDES (National Bank for Economic and
Social Development) Santos Lowlands	-	-	-	-	1,516	1,516	9,096	12,128
Others	744	3,761	6,772	6,181	-	-	-	17,458
Interest and charges	37,845	53,216	20,752	5,188	-	-	-	117,001
Total - Domestic	141,544	1,272,757	833,049	878,204	461,729	459,553	339,200	4,386,036

ABROAD
BID	24,431	68,537	68,537	68,537	68,537	68,537	426,237	793,353
Eurobonds	-	-	-	-	-	-	268,002	268,002
JBIC	-	-	-	4,995	9,990	9,990	159,831	184,806
BID 1983AB	-	-	-	45,833	45,833	45,833	341,076	478,575
Interest and charges	22,201	3,530	-	-	-	-	-	25,731
Total Abroad	46,632	72,067	68,537	119,365	124,360	124,360	1,195,146	1,750,467
Grand Total	188,176	1,344,824	901,586	997,569	586,089	583,913	1,534,346	6,136,503

(iv) Debt rescheduling

The Company has as one of its main objectives the active management of debt, seeking to minimize costs and volatility of the results.

(vi) Covenants

As of September 30, 2008, the Company was compliant with all covenants.

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9. TAXES AND CONTRIBUTIONS
(a)Deferred

	Sept/08	Jun/08

In current assets ((b)(i))
Deferred income tax	106,032	88,462
Deferred social contribution tax	38,172	31,846

	144,204	120,308

In non current assets ((b)(ii))
Deferred income tax	300,323	283,764
Deferred social contribution tax	108,116	102,155

	408,439	385,919

In current liabilities ((b)(iii))
Deferred PASEP (tax on revenue)	20,102	20,606
Deferred COFINS (tax on revenue)	48,194	50,210

	68,296	70,816

In non -current liabilities ((b)(iv))
Deferred income tax	59,349	57,457
Deferred social contribution tax	16,856	16,175
Deferred PASEP (tax on revenue)	17,053	16,474
Deferred COFINS (tax on revenue)	44,690	42,024

	137,948	132,130

	3rd Qtr/08	Jan to Sept/08	3rd Qtr/08	Jan to Sept/08

In income
Income tax	(129,774)	(367,264)	(52,427)	(298,100)
Deferred income tax	32,237	73,074	(346)	4,445

	(97,537)	(294,190)	(52,773)	(293,655)

In income
Social contribution tax	(47,219)	(133,410)	(19,103)	(108,371)
Deferred social contribution tax	11,605	23,832	(125)	1,600

	(35,614)	(109,578)	(19,228)	(106,771)

(b) Deferred Assets

(i) In current assets

Calculated mainly based on temporary differences amounting to R$424,128 (Jun/2008 - R$353,848).

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(ii) In non-current assets

Calculated mainly based on temporary differences amounting to R$1,201,293 (Jun/2008 - R$1,135,055) for income tax and social contribution tax.

(iii) In current liabilities

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(iv) In non-current liabilities

- Income and social contribution taxes

Calculated mainly based on temporary differences of R$237,397 (Jun/2008 - R$229.828) for income tax, and R$187,290 (Jun/2008 - R$179,722) for social contribution tax.

- PASEP and COFINS (taxes on revenue)

Calculated substantially on billings to government entities, and the obligation is determined and the allowance is recognized when the service is provided, and its settlement when the invoices are received.

(c) Reconciliation of the effective tax rate

The amounts recorded as income and social contribution tax expenses in the interim financial statements are reconciled to the statutory rates provided for in law, as shown below:

	3rd Qtr/08	Jan to Sept/08	3rd Qtr/08	Jan to Sept/08

Income before taxes	364,237	1,298,598	454,202	1,371,047
Statutory rate	34%	34%	34%	34%

Expenses at statutory rate	(123,841)	(441,523)	(154,429)	(466,156)
Permanent differences:
Realization of revaluation reserve	(7,375)	(22,134)	(7,547)	(22,367)
Interest on shareholders’ equity	-	68,169	91,408	91,408
Other differences	(1,935)	(8,280)	(1,433)	(3,311)

Income and social contribution taxes	(133,151)	(403,768)	(72,001)	(400,426)

Current income and social contribution taxes	(176,993)	(500,674)	(71,530)	(406,471)
Deferred income and social contribution taxes	43,842	96,906	(471)	6,045
Effective rate	37%	31%	16%	29%

10. TAX DEBT REFINANCING PROGRAM (PAES)

The Company applied for enrollment in PAES on July 15, 2003, in accordance with Law No. 10684 of May 30, 2003, and included in its application the debts related to COFINS and PASEP which were involved in a legal action challenging application of Law 9718/98, and the outstanding balance under the Tax Recovery Program (REFIS). The total amount included in PAES was R$316,953.

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The debt is being paid in 120 months and the amount paid in the 3rd quarter of 2008 was R$8,041 (R$7,952 in the 2 nd quarter of 2008) and R$1,730 was accrued in the 3rd quarter of 2008 and R$6,637 in the period of January to September of 2008 (R$2,930 in the 3rd quarter of 2007 and R$9,412 in the period of January to September of 2007).

The assets offered as guarantee for REFIS, amounting to R$249,034, are still guaranteeing the amounts in the PAES program.

11. SOCIAL SECURITY LIABILITIES

The Company sponsors Fundação Sabesp de Seguridade Social - Sabesprev, an entity established in August 1990 with the main purpose of managing the pension plan and the welfare program for Sabesp’s employees.

(a) Pension plan benefits:

The monthly contributions to the pension fund - defined benefit correspond to 2.1% by the Company and 2.30% by the participants.

Participants’ contributions above refer to the average contributions, as the discount amount ranges from 1% to 8.5% depending on the salary bracket.

In order to meet the provisions of CVM Resolution No. 371 of December 13, 2000, the amounts of the pension and retirement benefits granted or to be granted, to which employees are entitled after retirement, are presented below.

As of December 31, 2007, based on the report of the independent actuary, Sabesp had a net actuarial liability of R$365,234 representing the difference between the present value of the Company’s obligations to the participating employees, retired employees, and pensioners, and the value of the related assets.

The actuarial liability as of September 30, 2008, amounting to R$405,716 (Jun/2008 - R$392,250), is accounted for in non-current liabilities.

The estimated expense for 2008 is R$67,129, of which the amount of R$17,575 was recognized in the period from July to September 2008, as shown below:

	3rd Qtr/08	Jan to Sept/08	3rd Qtr/07	Jan to Sept/07

Transfer to Sabesprev	4,109	12,265	3,842	11,399
Actuarial liability recorded	13,466	40,483	11,014	33,052

Total recorded	17,575	52,748	14,856	44,451

(b) Welfare plan

The assistance program, which is made up of optional health plans, freely chosen, is also maintained by contributions of the sponsor (to the plan of active employees) and of the participants, which, in the period, were the following:

Company: 7.60%, on average, of payroll;
Participating employees: 3.21% of base salary and premiums, equivalent to 2.40% of gross payroll, on average.

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12. PROFIT SHARING

In the quarter ended September 30, 2008 R$13,483 was accrued, which is recorded under payroll and related charges, in current liabilities, related to the period from January to December 2008, based on the attainment of goals set during negotiations between the Company and entities representing the employees.

13. PROVISIONS FOR CONTINGENCIES

	Jun 2008	Additions	Deductions	Interest, adjustments and reversals	Sept 2008

Customers (i)	557,560	45,238	(17,933)	38,902	623,767
Suppliers (ii)	186,629	13,415	(657)	6,053	205,440
Other civil lawsuits (iii)	130,085	20,110	(4,643)	10,783	156,335
Tax (iv)	24,782	438	(529)	277	24,968
Labor (v)	65,135	2,996	(29,872)	(3,829)	34,430
Environmental (vi)	47,475	3,612	(9,527)	6,275	47,835

Subtotal	1,011,666	85,809	(63,161)	58,461	1,092,775

Escrow deposits	(29,641)	(21,419)	-	(2,113)	(53,173)

Total	982,025	64,390	(63,161)	56,348	1,039,602

Management, based on a joint analysis with its legal counsel, made a provision whose amount was considered sufficient to cover probable losses on lawsuits. The amounts related to lawsuits in the sentence execution stage, recorded in current liabilities, under the caption “Provisions”, of R$370,955 (Jun/2008 - R$324,207), is net of escrow deposits amounting to R$53,173 (Jun/2008 - R$29,641), and the amounts recorded in non-current liabilities, under the caption “Provisions”, of R$668,647 (Jun/2008 - R$657,818).

(i) Customers - Approximately 1,180 lawsuits were filed by commercial customers, which claim that their tariffs should be equal to the tariffs of another consumer categories, and therefore claim the refund of the amounts collected by Sabesp. The Company was granted both favorable and unfa vorable final decisions by several courts, and recognized provisions when the likelihood of loss is considered probable.

(ii) Suppliers - Suppliers’ claims include lawsuits filed by some building companies alleging an underpayment of monetary adjustments, withholding of amounts related to the understatement of official inflation rates after the Real economic plan, and the economic and financial imbalance of the agreements. These lawsuits are in progress with different courts and a provision is recognized when the likelihood of loss is considered probable.

(iii) Other civil lawsuits - refer mainly to indemnity claims for property damage, pain and suffering, and loss of profits allegedly caused to third parties, filed with different court, duly accrued when classified as probable losses.

(iv) Tax lawsuits - the provision for tax contingencies refers mainly to issues related to tax collections challenged due to differences in the interpretation of legislation by the Company’s legal counsel, duly accrued when classified as probable losses.

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(v) Labor lawsuits - the Company is a party to labor lawsuits, involving issues such as overtime, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, and others. Part of the amount involved is in provisional or final execution at various court levels, and thus is classified as a probable loss and accordingly a provision was recognized.

(vi) Environmental lawsuits - refer to several administrative proceedings and lawsuits filed by government entities, including Companhia de Tecnologia de Saneamento Ambiental - Cetesb and the São Paulo State Public Prosecution Office for the imposition of fines for environmental damages allegedly caused by the Company. The amounts recognized in the provision do not always represent the final amount to be disbursed as indemnity of alleged damages, in view of the current stage in which such lawsuits are and Management’s impossibility to reasonably estimate the amounts of future disbursements.

Lawsuits with possible likelihood of loss

The Company is a party to lawsuits and administrative proceedings related to environmental, tax, civil and labor lawsuits, which are considered by its legal counsel as possible losses, and are not recorded in the books. The amount attributed to these lawsuits and proceedings is approximately R$2,261,000 as of September 30, 2008 (Jun/2008 - R$2,167,000).

14. SHAREHOLDERS’ EQUITY

(a) Authorized capital

The Company is authorized to increase capital up to R$10,000,000, based on a Board of Directors’ resolution, after submission to the Supervisory Board.

(b) Subscribed and paid-up capital

Subscribed and paid-up capital is represented by 227,836,623 registered common shares, with no par value, held as follows:

	Sept 2008		Jun 2008

Shareholders	Number of shares	%	Number of shares	%

State Finance Department	114,508,086	50.26	114,508,087	50.26
Companhia Brasileira de Liquidação e Custódia	56,275,087	24.70	58,678,576	25.75
The Bank of New York ADR
Department (Equivalent in shares) (*)	56,832,046	24.94	54,424,426	23.89
Others	221,404	0.10	225,534	0.10

	227,836,623	100.00	227,836,623	100.00

(*) Each ADR is equal to 2 shares

(c) Payment to shareholders

Shareholders are entitled to a minimum mandatory dividend of 25% of the adjusted net income, calculated according to Brazilian Corporate Law.

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Interest on shareholders’ equity declared in 2007, amounting to R$300,744, was paid on June 27, 2008, net of withholding income tax.

On July 31, 2008, the Board of Directors approved the proposal of interest on shareholders’ equity related to the period from January to June, 2008, amounting to R$200,496, which will be paid in up to 60 days after the General Shareholders’ Meeting of 2009, net of withholding income tax.

(d) Capital reserve

Capital reserve includes tax incentives and donations recorded through December 31, 2007 received from government entities and private institutions.

(e) Revaluation reserve

As provided for by CVM Instruction No. 197/93, the Company decided not to record income and social contribution taxes on the revaluation reserve of property, plant and equipment items recognized in 1991.

The reserve is being realized as a contra entry to the caption “retained earnings”, in the same proportion as the depreciation and write-off of the respective assets.

The balances of the revaluation reserve will be maintained until their effective realization.

(f) Changes in the caption “retained earnings”

	Sept 2008	Jun 2008

Beginning balance	506,656	325,410
Realization of revaluation reserve	21,692	21,723
Previous balance	231,086	360,019
Interest on capital	-	(200,496)

Current balance	759,434	506,656

(g) Reserve for investments

The reserve for investments is specifically made up of the portion corresponding to the Company’s own resources that will be used for the expansion of the water supply and sewage sanitation systems.

15. FINANCIAL INSTRUMENTS

(a) CVM 550/08

The CVM Resolution 550, of October 17, 2008, provides for the presentation of information about derivative financial instruments in an explanatory note to the quarterly information - ITR. Currently, the Company does not carry out transactions with derivatives.

(b) CVM No. 235/95

Considering the terms of CVM No. 235/95, the Company performed an evaluation of its accounting assets and liabilities with regards to market values, by means of information available and proper evaluation methodologies. However, both the interpretation of the market data as to the selection of evaluation methods requires considerable judgment and reasonable estimates to produce the most appropriate realization amount. As a consequence, the estimates presented do not necessarily indicate the amounts that may be realized in the current market. The use of different market assumptions and/or methodologies for the estimates may have a significant effect on the estimated realization amounts.

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The carrying amounts and the market values of the Company’s financial instruments as of September 30, 2008 are as follows:

	Carrying amount	Market value	Unrealized gains (losses)

Temporary cash investments (i)	409,610	409,610	-
Loans and financing: (ii)	(6,136,503)	(6,136,028)	(475)
Market debts (ii a)	(2,070,421)	(2,069,946)	(475)
Institutional debts (ii b)	(4,066,082)	(4,066,082)	-

	(5,726,893)	(5,726,418)	(475)

(a) Valuation of financial instruments

As of September 30, 2008, the main financial instruments, as well as their valuation criteria, are described below:

(i) Temporary cash investments - The market value of these assets approximates the amounts stated in the Company’s balance sheets.

(ii) Loans and financing - Liability financial instruments are divided into two groups:

a. Market debts - Debts incurred to obtain funds in the market to cover possible cash requirements of the Company. The financial instruments composing this group are debentures, bonds and FIDC (Receivable Investment Funds), placed in the financial market through book building or similar procedures, in which yield rates demanded by investors are defined at the time of negotiation.

The market value measurement criteria adopted by the Company for these financial instruments was the UP (unit price) average-deviation method used in the last negotiations, in 2008, carried out in the secondary market in relation to the average UP in the curve.

The information necessary for this measurement was taken from the following sources: SND - Sistema Nacional de Debêntures (National Debenture System), BovespaFix and Bloomberg.

b. Institutional debts - Debts incurred for the purpose of financing a project related to Sabesp’s corporate purpose: water supply and sewage works.

This financing has long-term features, at specific interest rates defined by development agencies (Caixa Econômica Federal, National Bank for Economic and Social Development, Fehidro), and multilateral agencies (IADB, IBRD, JBIC), which prevents the measuring of this financing at market value.

Page: 36

(b) Exchange rate risk

This risk arises from the possibility of the Company incurring losses on account of fluctuations in the foreign exchange rates that may impact the foreign currency denominated loans and financings obtained in the market and, consequently, the financial expenses. The Company does not maintain “hedge” or “swap” transactions, however, it makes an active management of the debt, taking advantage of the window of opportunities, to exchange expensive debts for cheaper debts, reducing the cost by means of anticipation of maturity dates, etc.

A significant portion of the Company’s financial debt was linked to the US dollar and to the Yen, amounting to R$1,750,467 (Note 8). The table below summarizes the Company’s exposure to exchange rates at September 30, 2008.

	In thousands

	US$	Japanese Yen

Loans and financing	804,435	10,275,579

(c) Interest rate risk

This risk arises from the possibility that the Company may incur losses due to interest rate fluctuations and indices that increase their interest expenses on loans and financing. The Company has not entered into any derivative contracts to hedge against this risk; however, it continually monitors market interest rates, in order to evaluate the possible need to replace its debt. As of Septemb er 30, 2008, the Company had R$973,909 in loans and financing which were obtained at variable interest rates (CDI and TJLP).

Another risk faced by the Company is the lack of correlation between the monetary adjustment indices of its debt and those of its receivables. Water supply and sewage treatment tariffs do not necessarily follow the increases in the interest rates affecting the Company’s debt.

(d) Credit risk

Credit risk is mitigated by selling to a geographically dispersed customer base.

16. OPERATING REVENUE

	3rd Qtr/08	Jan to Sept/08	3rd Qtr/07	Jan to Sept/07

Greater São Paulo Area	1,312,417	3,811,797	1,223,252	3,610,301
Regional systems (i)	404,849	1,191,425	388,813	1,148,695

Total	1,717,266	5,003,222	1,612,065	4,758,996

(i) Comprises municipalities operating in inland and coastal regions of the State of São Paulo.

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17. OPERATING COSTS AND EXPENSES

	3rd Qtr/08	Jan to Sept/08	3rd Qtr/07	Jan to Sept/07

Cost of sales and services
Payroll and related charges	(257,355)	(762,021)	(246,266)	(722,886)
General supplies	(34,561)	(95,904)	(29,014)	(90,848)
Treatment supplies	(32,085)	(100,017)	(25,897)	(90,892)
Outside services	(111,219)	(302,211)	(85,839)	(255,891)
Electricity	(113,333)	(341,474)	(117,469)	(359,141)
General expenses	(9,408)	(25,873)	(8,400)	(21,215)
Depreciation and amortization	(150,239)	(448,190)	(150,647)	(453,541)

	(708,200)	(2,075,690)	(663,532)	(1,994,414)

Selling expenses
Payroll and related charges	(45,087)	(131,635)	(40,286)	(118,219)
General supplies	(1,602)	(4,431)	(1,153)	(3,817)
Outside services	(38,714)	(90,005)	(23,281)	(64,880)
Electricity	(191)	(556)	(187)	(563)
General expenses	(16,163)	(45,047)	(14,848)	(43,680)
Depreciation and amortization	(988)	(2,880)	(1,274)	(3,724)
Allowance for doubtful accounts, net of
recoveries - 3(c(ii))	(60,845)	(252,619)	(82,088)	(231,374)

	(163,590)	(527,173)	(163,117)	(466,257)
Administrative expenses:
Payroll and related charges	(36,550)	(107,926)	(35,648)	(102,786)
General supplies	(1,236)	(3,349)	(1,045)	(3,544)
Outside services	(22,827)	(61,469)	777	(49,498)
Electricity	(296)	(843)	(295)	(966)
General expenses	(91,483)	(175,856)	(39,344)	(93,212)
Depreciation and amortization	(9,075)	(14,301)	(3,829)	(11,444)
Tax expenses	(22,655)	(37,397)	(8,735)	(25,371)

	(184,122)	(401,141)	(88,119)	(286,821)
Costs, and selling and administrative expenses:
Payroll and related charges	(338,992)	(1,001,582)	(322,200)	(943,891)
General supplies	(37,399)	(103,684)	(31,212)	(98,209)
Treatment supplies	(32,085)	(100,017)	(25,897)	(90,892)
Outside services	(172,760)	(453,685)	(108,343)	(370,269)
Electricity	(113,820)	(342,873)	(117,951)	(360,670)
General expenses	(117,054)	(246,776)	(62,592)	(158,107)
Depreciation and amortization	(160,302)	(465,371)	(155,750)	(468,709)
Tax expenses	(22,655)	(37,397)	(8,735)	(25,371)
Allowance for doubtful accounts, net of
recoveries	(60,845)	(252,619)	(82,088)	(231,374)

	(1,055,912)	(3,004,004)	(914,768)	(2,747,492)

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	3rd Qtr/08	Jan to Sept/08	3rd Qtr/07	Jan to Sept/07

Financial expenses:
Interest and charges on loans and financing - local currency	(106,408)	(311,906)	(111,722)	(344,585)
Interest and charges on loans and financing - foreign currency	(18,049)	(46,926)	(16,518)	(51,218)
Interest on Shareholders’ Equity - 14 (c)	-	(200,496)	(268,847)	(268,847)
Interest on Shareholders’ Equity (reversal)	-	200,496	268,847	268,847
Other financial exp enses	(19,291)	(18,537)	(12,038)	(43,013)
Income tax on remittance abroad	(858)	(3,655)	(1,468)	(4,777)
Monetary variation on loans and financing	(27,887)	(101,113)	(29,814)	(64,244)
Other monetary variations	(7,655)	(17,315)	(2,709)	(7,202)
Provisions for financing contingencies	(58,461)	(109,940)	(11,375)	(22,557)

	(238,609)	(609,392)	(185,644)	(537,596)

Financial income:
Monetary variation gains	365,830	398,696	8,668	25,768
Income from temporary cash investments	15,205	37,902	11,267	39,643
Interest and others	25,647	65,758	12,466	37,259

	406,682	502,356	32,401	102,670

Financial expenses before exchange variations, net	168,073	(107,036)	(153,243)	(434,926)

Exchange variations, net
Exchange variation on loans and financing	(212,202)	(119,359)	35,538	156,679
Other foreign exchange variations	-	-	(87)	(87)
Exchange gains	(3,415)	(2,880)	(209)	(369)

	(215,617)	(122,239)	35,242	156,223

Financial expenses, net	(47,544)	(229,275)	(118,001)	(278,703)

18. AGREEMENT WITH THE MUNICIPALITY OF SÃO PAULO

On November 14, 2007, the Company and the Municipality of Paulo (the Parties) entered into an Agreement to establish the conditions that ensure the stability in the providing of water supply and sewage, and environmental utility services in the city of São Paulo, the main provisions of which are as follows:

1. The Parties made the commitment to take basic sanitation and environmental actions, complementary to the actions of the Municipality of São Paulo, by investing in the deployment and continuity of programs such as: “Programa Córrego Limpo” (Clean River Program) and “Programa de Uso Racional da Água - PURA” (Rational Water Use Program), the purpose of which is to ensure a decrease in water consumption by City government units, ensuring water supply to and the quality of living of the population.

2. Starting November 14, 2007, Agreement date, all the amounts paid by the Municipality of São Paulo to SABESP, referring to consumption by City departments, agencies, and foundations, net of taxes, will be used in basic sanitation and environmental actions in the Municipality.

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3. The Municipality made the commitment to resume the payment of consumption bills issued by SABESP, starting November 14, 2007, the date of this Agreement’s execution.

4. The Parties will complete, within 90 days, the projects required to determine the outstanding amounts and prepare the drafts of the Bill to obtain the approval of the City Council for the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of water supply and sewage services in the Municipality, through associated management of the assumed utility services, jointly by the Municipality and the State of São Paulo, pursuant to the general basic sanitation service principles laid down in State Law 11445/2007 and related State legislation.

5. The Parties and the State shall conclude, within 90 days after the execution of the Agreement, the terms and conditions of the Cooperation Agreement and Metropolitan Program Contract, to ensure the stable provision by SABESP of the water supply and sewage services to the municipality.

6. The approval of Municipal Authorization Law is an essential condition both for signing the Cooperation Agreement, to be signed by the Municipality and the State of São Paulo, and the Metropolitan Program Contract, to be signed by the Municipality and SABESP.

7. After forwarding the Project of Law to the Town Council, the Parties will execute an the instrument of equating their pending financial issues, when it will be granted a discount amouting to of R$120 million on the Municipality’s debts, in a negotiation character. These debts will be paid free of financial charges arising from interest, fines and monetary adjustment, and part of the debts will be paid by December 2008 and the rest under Municipal Interdepartmental Administrative Rule 01/2005, in seven annual installment.

8. The Parties will require the termination of the collection lawsuits filed by Sabesp, where Sabesp will pay the court fees, and each Party will pay the lawyers’ fees, in an estimated amount of R$1.9 million.

The First Amendment to the Agreement with the Municipality of São Paulo was entered into on February 11, 2008. The Parties decided to extend the agreement for a period equal to the original period, so that the Parties may conclude on the required understandings to settle the outstanding debts and prepare the drafts of the Cooperation Agreement, the Metropolitan Contract Program, and the Authorization Bill.

The stages already in progress are the conclusion of the drafts of said instruments, sending the Bill to the City Council, concluding the required understandings to settle the outstanding debts, and jointly defining the sanitation and environmental actions to be taken.

On May 9, 2008 the Second Amendment to the Agreement was signed, extending the term for an equal period and providing for automatic renewals, of equal periods, in case of no communication of the parties.

On August 29, 2008, São Paulo’s City Hall forwarded the Law Project 558/08 to the City Council of São Paulo. The approval of this municipal law will authorize the executive body to enter into the Cooperation Agreement and Program Contract, with the State of São Paulo, with the Regulating Agency of Sanitation and Energy of the State of São Paulo - ARSESP and with Sabesp.

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19. CASH FLOWS

The statement of cash flows reflect the financing, investing, and operating activities of the Company derived from the accounting records prepared in conformity with the Accounting Statements Committee, Technical Statement CPC No. 03 - “Statements of Cash Flows”.

	Explanatory		Jan to		Jan to

	Notes	3rd Qtr/08	Sept/08	3rd Qtr/07	Sept/07

Cash flows from operating activities:
Net income		231,086	894,830	382,201	970,621

Adjustments to reconcile net income:
Deferred taxes		(44,914)	(98,250)	909	(2,540)
Provision for taxes and contributions payable		-	(68,878)	-	-
Provision for contingencies		164,047	390,599	40,187	116,965
Reversal of provision for losses		(168)	(254)	(6)	(50)
Other provisions		135	373	66	155
Social security liabilities		17,575	52,747	14,856	44,450
Write-offs of property, plant and equipment	6(b)	139,704	146,395	3,838	8,229
Write-offs of deferred charges		-	7	-	1,276
Gain on the sale of property, plant and equipment		-	-	219	219
Depreciation and amortization	17	160,302	465,371	155,750	468,709
Interests calculated on loans and financing payable	17	125,315	362,487	129,659	400,531
Monetary and foreign exchange variations on loans and
financings	17	240,089	220,472	(5,724)	(92,435)
Monetary variation from interest on capital		-	7,338	-	-
Interest and monetary variation on liabilities	10	1,730	6,637	2,930	9,412
Interest and monetary variation on assets		(350,158)	(362,452)	(4,025)	(11,936)
Allowance for doubtful accounts	3(c(ii)) e 17	60,845	252,619	82,088	231,374

Changes in assets:
Trade accounts receivable		(83,040)	(202,306)	(158,239)	(297,317)
Related-party transactions		(32,735)	101,972	2,331	(11,946)
Inventories		2,271	13,232	(18)	9,041
Recoverable taxes		721	6,640	(22,790)	505
Other receivables		(33,352)	(99,786)	(11,741)	(34,983)
Escrow deposits		(27,931)	(37,389)	2,853	350

Changes in liabilities:
Suppliers		14,379	(18,403)	40,703	(30,649)
Salaries, provisions and social contributions		53,490	83,115	39,212	47,205
IRRF on interest on shareholders’ equity payable		14,371	-	1	1
Taxes payable		64,996	22,691	(16,612)	(11,385)
Services received		25,816	8,329	2,935	(6,539)
Other payables		12,015	10,309	8,437	1,639
Contingencies		(82,938)	(272,884)	(20,055)	(94,549)
Pension plan	11	(4,109)	(12,265)	(3,842)	(11,399)

Net cash provided by operating activities		669,542	1,873,296	666,123	1,704,954

Cash flows from investing activities
Purchase of property, plant and equipment		(342,580)	(835,826)	(244,704)	(550,290)
Increase in intangible assets		(77,907)	(119,976)	(4,951)	(9,662)
Increase in investment		(3,841)	(3,841)	-	-

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	Explanatory		Jan to		Jan to

	Notes	3rd Qtr/08	Sept/08	3rd Qtr/07	Sept/07

Net cash used in investing activities		(424,328)	(959,643)	(249,655)	(559,952)

Cash flows from financing activities
Loans and financing - long-term:
Borrowings		137,256	682,195	30,128	155,570
Payments		(245,941)	(883,911)	(493,385)	(1,049,182)

Payment of interest on capital		(14,407)	(702,031)	(18,997)	(134,081)

Net cash used in financing activities		(123,092)	(903,747)	(482,254)	(1,027,693)

Increase (decrease) in cash and cash equivalents		122,122	9,906	(65,786)	117,309
Cash and cash equivalents at beginning of year		352,781	464,997	511,301	328,206
Cash and cash equivalents at end of year		474,903	474,903	445,515	445,515
Changes in cash and cash equivalents		122,122	9,906	(65,786)	117,309

Cash flow supplemental information:
Interest and taxes paid on loans and financing		136,076	389,674	147,879	430,345
Capitalization of interest and financial charges	6(c)	78,358	70,025	(2,222)	(12,811)
Income and social contribution taxes paid		103,605	427,599	126,414	396,330
Property, plant and equipment received as donation and/or
paid in shares		9,532	21,259	3,836	12,476
COFINS and PASEP paid		79,628	382,918	110,950	350,826
Program contract commitments	7(b)	(8,176)	21,479	34,071	34,071

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20. STATEMENT OF VALUE-ADDED - DVA

The statement of value-added, prepared according to NBC T 3.7 of the Federal Accounting Board - Statement of Value-Added, presents the result of the period from the view of generation and distribution of wealth, whose four main beneficiaries of the wealth generated by activities are: the employees, the Government, third party’s capital and the Company’s own capital.

DESCRIPTION	3rd Qtr/08%		Jan to Sept/08%		3rd Qtr/07%		Jan to Sept/07%

I - REVENUES
1.1) Sale of goods, products and services	1,717,266		5,003,222		1,612,065		4,758,996
1.2) Write-off of Credits/Allowance of doubtful accounts	(60,845)		(252,619)		(82,088)		(231,374)
1.2) Non-operating	(124,297)		(110,206)		(4,032)		(5,383)

	1,532,124		4,640,397		1,525,945		4,522,239

II - INPUTS ACQUIRED FROM THIRD PARTIES	32,085		100,017		25,897		90,892
2.1) Raw-materials used	260,414		742,493		234,181		709,283
2.2) Cost of goods and services sold	170,577		376,171		77,703		255,200
2.3) Supplies, power and energy, third parties’ services and others	463,076		1,218,681		337,781		1,055,375

	1,069,048		3,421,716		1,188,164		3,466,864

3 - GROSS VALUE-ADDED (1-2)
	160,302		465,371		155,750		468,709

4 - RETENTIONS (DEPRECIATION/AMORTIZATION)	908,746		2,956,345		1,032,414		2,998,155

5 - NET VALUE-ADDED PRODUCED BY THE ENTITY (3-4)	403,267		499,476		32,192		102,301

	1,312,013	100.0	3,455,821	100.0	1,064,606	100.0	3,100,456	100.0
6 - AMOUNTS REMUNERATED BY THIRD PARTIES
6.1) Financial income

	294,646	22.4	869,941	25.2	280,564	26.4	820,917	26.5
	264,962	20.1	780,723	22.6	252,705	23.7	737,787	23.8
7 - TOTAL VALUE-ADDED DISTRIBUTABLE (5+6)	12,475	1.0	37,443	1.1	13,331	1.3	39,565	1.3

	17,209	1.3	51,775	1.5	14,528	1.4	43,565	1.4
ALLOCATION OF VALUE-ADDED	332,330	25.4	954,921	27.6	249,983	23.4	922,761	29.8
- Compensation of Labor	309,002	23.6	918,948	26.6	249,442	23.4	919,810	29.7
- Salaries and Charges	20,721	1.6	24,724	0.7	146	-	2,050	0.1
- Employees’ Profit Sharing	2,607	0.2	11,249	0.3	395	-	901	-
- Post -Retirement and Pension Plans	453,951	34.6	736,129	21.3	151,858	14.3	386,157	12.4
- Government’s Compensation	449,953	34.3	725,096	21.0	148,725	14.0	376,227	12.1
- Federal	3,998	0.3	11,033	0.3	3,133	0.3	9,930	0.3
- State	-	-	200,496	5.8	268,847	25.3	268,847	8.7
- Local	231,086	17.6	694,334	20.1	113,354	10.6	701,774	22.6
- Compensation of Third Parties’ Capital
- Interest	1,717,266		5,003,222		1,612,065		4,758,996
- Rents	(60,845)		(252,619)		(82,088)		(231,374)
- Compensation of Company’s Capital	(124,297)		(110,206)		(4,032)		(5,383)
- Retained Earnings	1,532,124		4,640,397		1,525,945		4,522,239

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21. PUBLIC PRIVATE PARTNERSHIP (“PPP”)

On June, 2008, SABESP executed the Term of Administrative Concession Agreement CSS No. 6651/06 with CAB - Sistema Produtor Alto Tiete S.A. (“CAB-SPAT”), a special purpose entity (“SPE”) which has as its main shareholder the Companhia Aguas do Brasil - CAB Ambiental and Galvao Engenharia S.A., which, jointly, formed the Consorcio Aguas de São Paulo in the biding process of the PPP Alto Tiete. The contract with CAB-SPAT has a 15-year term, counted from the date of its effectiveness.

CAB-SPAT will be responsible for (i) expanding the production capacity of the water treatment station of Taiaçipeba, from 10 cubic meters per second to 15 cubic meters per second, (ii) constructing 17.1 kilometers of water network, (iii) constructing four water storage tanks with a total capacity of 70,000 cubic meters, (iv) installing boosters, and (v) constructing elevation stations.

CAB-SPAT will also provide services of maintenance and operation, such as; (i) maintenance of dams, (ii) mud treatment and discharge, (iii) electro-mechanical maintenance, and (iv) water distribution supplementary services.

The total amount of these investments will approximately be R$300 million, which will be fully supported by the SPE. During the period of effectiveness of the Administrative Concession, SABESP expects to spend, at current prices, approximately R$ 1 billion, distributed in monthly installments.

Under the terms of the Concession Agreement, Sabesp offers as a guarantee for its monthly installments, a structure involving the assignment of rights on receivables represented by tariff collection through a collecting financial institution.

Currently, the water treatment station of Taiaçupeba is responsible for the water supply to 3.1 million people. As a consequence of the PPP Alto Tiete, SABESP will increase the supply to more 1.5 million people.

22. SESAMM - SERVIÇOS DE SANEAMENTO DE MOGI MIRIM S/A

On August 15, 2008 the company Sesamm - Serviços de Saneamento de Mogi Mirim S/A was formed, with a 30-year duration period counted from the date of execution of the Concession Contract with the municipality, whose corporate objective is the provision of services of supplementation of the implementation of separation of sewage and the implementation and operation of sewage treatment system of the Mogi Mirim municipality, including the disposal of solid waste generated. The capital stock is R$10,669,549.00, divided into 10,669,549 nominal common shares, with no par value. The portion corresponding to Sabesp is R$3,841,038.00, corresponding to 36% of the capital stock.

23. SUBSEQUENT EVENTS

9th Issue of debentures

The Companhia de Saneamento Basico do Estado de São Paulo - Sabesp (“SABESP”) filed on 10/23/2008 the 2nd Program of Security Distribution (“2nd Distribution Program”), for the amount up to R$3,000,000,000.00 (three billion reais) with the Brazilian Security Exchange Commission - CVM and performed the tender offer of Simple Debentures, of unsecured creditor type, non convertible into stock, 9th issue, in the scope of the referred Program, whose characteristics are the following:

Page: 44

	1st Series	2nd Series
CVM registration	CVM/SRE/DEB/2008/029	CVM/SRE/DEB/2008/030
Quantity	100,000	120,000
Issuance Date	10/15/2008	10/15/2008
Unit Value (R$ Thd)	R$ 1	R$ 1
Total Value (R$ Thd)	R$ 100,000	R$ 120,000
Interest	DI plus 2.75% p.a.	12.87% p.a.
Monetary Restatement	None	IPCA
Interest Payment	semi-annual	Annual
Final amortization*	10/15/2013	10/15/2015
Optional Redemption	after the 24 th month	after the 24th month

* The amortizations will occur in 3 annual, equal and consecutive installments, the first installment having a maturity date of 11/15/2001 for the 1st series and 10/15/2013 for the 2nd series.

The date of the financial settlement of the 1st series was November 7, 2008 and the 2nd series November 10, 2008

The financial proceeds are intended to the refinancing of debts coming due.

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1. Financial Highlights

			In millions of R$

	3rd Qtr/07	3rd Qtr/08	Variation	%

(+) Gross operating revenues	1,612.0	1,717.2	105.2	6.5
(-) COFINS and PASEP	120.0	124.2	4.0	3.3
(=) Net operating revenues	1,491.8	1,593.0	101.2	6.8
(-) Costs and expenses	914.8	1,055.9	141.1	15.4
(=) Income before financial expenses (EBIT*)	577.8	537.1	(39.9)	(6.9)
(+) Depreciation and amortization	155.8	160.3	4.5	2.9
(=) EBITDA**	732.8	697.4	(35.4)	(4.8)
EBITDA Margin %	49.1	43.8
Net income	382.2	231.1	(151.1)	(39.5)

Net income per one thousand shares in R$	1.68	1.01

			In millions of R$

	Jan-Sept/07	Jan-Sept/08	Variation	%

(+) Gross operating revenues	4,758.9	5,003.2	244.3	5.1
(-) COFINS and PASEP	354.7	356.7	2.0	0.6
(=) Net operating revenues	4,404.2	4,646.5	242.3	5.5
(-) Costs and expenses	2,747.5	3,004.0	256.5	9.3
(=) Income before financial expenses (EBIT*)	1,656.7	1,642.5	(14.2)	(0.9)
(+) Depreciation and amortization	468.7	465.4	(3.3)	(0.7)
(=) EBITDA**	2,125.4	2,107.9	(17.5)	(0.8)
EBITDA Margin %	48.3	45.4
Net income	970.6	894.8	(75.8)	(7.8)
Net income per one thousand shares in R$	4.26	3.93

(*) Earnings before interest and taxes on income;
(**) Earnings before interest, taxes, depreciation and amortization;

In the 3Q08, the net operating revenue totaled R$1.6 billion, a 6.8% growth in relation to the 3Q07. Costs and expenses, amounting to R$1 billion increased by 15.4% in relation to the 3Q07. EBITDA was R$697.4 million in the 3Q08 and R$732.8 million in the 3Q07, a decrease of 4.8% .

EBIT presented decrease of 6.9%, going from R$577.0 million in the 3Q07 to R$537.1 million in the 3Q08.

2. Gross operating revenue

In the 3Q08, the gross operating revenue presented an increase of R$105.2 million, or 6.5%, going from R$6 billion in the 3Q07 to R$7 billion in the 3Q08. The main factors responsible for this growth were:

  3.89% impact in the 3Q08 referring to the 4.1% tariff adjustment since September, 2007;
  0.2% impact related to the 5.10% tariff adjustment applied in September, 2008; and
  2.5% growth in the volume invoiced for water and sewage in the retail area, and 2.2% in the wholesale area.

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3. Volume invoiced

In the following charts are demonstrated the volumes invoiced of water and sewage, according to the category of use and region, in the 3Q07 and 3Q08, and in the first nine months of 2007 and 2008.

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	3 Qtr/07	3 Qtr/08	Var. %	3 Qtr/07	3 Qtr/08	Var. %	3 Qtr/07	3 Qtr/08	Var. %
Residential	329.5	336.9	2.2	263.0	270.7	2.9	592.5	607.6	2.5
Commercial	37.6	38.7	2.9	34.5	35.7	3.5	72.1	74.4	3.2
Industrial	8.8	9.0	2.3	8.5	8.7	2.4	17.3	17.7	2.3
Public	11.9	12.0	0.8	9.5	9.7	2.1	21.4	21.7	1.4
Total Retail	387.8	396.6	2.3	315.5	324.8	2.9	703.3	721.4	2.6
Wholesale	69.4	71.0	2.3	6.6	6.7	-	76.0	77.7	2.2
Re-use Water	-		-	-	-	-	-	-	-
Grand Total	457.2	467.6	2.3	322.1	331.5	2.9	779.3	799.1	2.5

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER CATEGORY OF USE - millions of m3
	Water			Sewage			Water + Sewage
By Category	Jan-Sept/07	Jan-Sept/08	Var. %	Jan-Sept/07	Jan-Sept/08	Var. %	Jan-Sept/07	Jan-Sept/08	Var. %
Residential	998.4	1,011.6	1.3	793.4	809.5	2.0	1,791.8	1,821.1	1.6
Commercial	112.9	114.8	1.7	103.3	105.7	2.3	216.2	220.5	2.0
Industrial	26.2	26.7	1.9	25.1	25.4	1.2	51.3	52.1	1.6
Public	35.5	35.0	(1.4)	28.3	28.1	(0.7)	63.8	63.1	(1.1)
Total Retail	1,173.0	1,188.1	1.3	950.1	968.7	2.0	2,123.1	2,156.8	1.6
Wholesale	203.6	211.9	4.1	18.5	21.4	-	222.1	233.3	5.0
Re-use Water	-	0.1	-	-	-	-	-	0.1	-
Grand Total	1,376.6	1,400.1	1.7	968.6	990.1	2.2	2,345.2	2,390.2	1.9

QUARTER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	3 Qtr/07	3 Qtr/08	Var. %	3 Qtr/07	3 Qtr/08	Var. %	3 Qtr/07	3 Qtr/08	Var. %
Metropolitan	260.2	266.9	2.6	215.9	222.6	3.1	476.1	489.5	2.8
Regional (2)	127.6	129.7	1.6	99.6	102.2	2.6	227.2	231.9	2.1
Total retail	387.8	396.6	2.3	315.5	324.8	2.9	703.3	721.4	2.6
Bulk	69.4	71.0	2.3	6.6	6.7	1.5	76.0	77.7	2.2
Re-use Water	-	-	-	-	-	-	-	-	-
Grand Total	457.2	467.6	2.3	322.1	331.5	2.9	779.3	799.1	2.5

Page: 47

JANUARY TO SEPTEMBER

VOLUME INVOICED (1) WATER AND SEWAGE PER REGION - millions of m3
	Water			Sewage			Water + Sewage
Per Region	Jan-Sept/07	Jan-Sept/08	Var. %	Jan-Sept/07	Jan-Sept/08	Var. %	Jan-Sept/07	Jan-Sept/08	Var. %
Metropolitan	781.3	794.3	1.7	646.4	660.9	2.2	1,427.7	1,455.2	1.9
Regional (2)	391.7	393.8	0.5	303.7	307.8	1.4	695.4	701.6	0.9
Total retail	1,173.0	1,188.1	1.3	950.1	968.7	2.0	2,123.1	2,156.8	1.6
Bulk	203.6	211.9	4.1	18.5	21.4	15.7	222.1	233.3	5.0
Re-use Water	-	0.1	-	-	-	-	-	0.1	-
Grand Total	1,376.6	1,400.1	1.7	968.6	990.1	2.2	2,345.2	2,390.2	1.9

(1) Not audited
(2) Comprised of the coastal region and country side

4. Costs, selling and administrative expenses

In the 3Q08, the costs of products and services rendered, selling and administrative expenses had an increase of R$141.1 million, or 15.4% .

In millions of R$
COSTS AND EXPENSES	3 Qtr/07	3 Qtr/08	Variation		Jan-Sept/07	Jan-Sept/08	Variation
			R$	%			R$	%
Payroll and related charges	322.2	339.0	16.8	5.2	943.9	1,001.5	57.6	6.1
General supplies	31.2	37.4	6.2	19.9	98.2	103.7	5.5	5.6
Treatment supplies	25.9	32.1	6.2	23.9	90.9	100.0	9.1	10.0
Outside services	108.3	172.8	64.5	59.6	370.3	453.7	83.4	22.5
Electricity	118.0	113.8	(4.2)	(3.6)	360.6	342.9	(17.7)	(4.9)
General expenses	62.6	117.0	54.4	86.9	158.1	246.8	88.7	56.1
Tax expenses	8.7	22.7	14.0	160.9	25.4	37.4	12.0	47.2
Subtotal	676.9	834.8	157.9	23.3	2,047.4	2,286.0	238 .6	11.7
Depreciation and amortization	155.8	160.3	4.5	2.9	468.7	465.4	(3.3)	(0.7)
Credits write-off	82.1	60.8	(21.3)	(25.9)	231.4	252.6	21.2	9.2
Costs, and administrative and selling expenses	914.8	1,055.9	141.1	15.4	2,747.5	3,004 .0	256.5	9.3
Percentage of Net Revenue (%)	61.3	66.3			62.4	64.7

4.1. Salaries and payroll charges

In the 3Q08 these was an increase of R$16.8 million or 5.2% in salaries and payroll charges, going from R$322.2 million to R$339.0 million as a result of the following factors:

  5.03% salary adjustment since May, 2008; and
  R$2.5 million increase in the provision for social security obligations due to the 8% reduction of the discount rate used in the actuarial calculation in 2007, to 6.59% in 2008.

Page: 48

4.2. General materials

In the 3Q08 there was an increase of R$6.2 million, or 19.9%, when compared to the same period of the previous year, going from R$31.2 million to R$37.4 million. The main factors that resulted in this variation were:

Increase in materials used for maintenance in the Water and Sewage Treatment Station amounting to R$2.0 million.

Increase in the expenditure with materials for the maintenance of residential connections and water and sewage networks amounting to R$1.5 million, in function of the following factors:

The discontinuity of the maintenance contracts in 2007 caused a lower execution in 2008 and, consequently, increased the expenditure in 2008 to offset services that have not been performed.

The increase in the Loss Program to meet the goals set.

4.3. Treatment materials

The expenditure with chemical products in the 3Q08 were higher than 3Q07 by R$6.2 million, or 23.9%, going from R$25.9 million in the 3Q07 to R$32.1 million in the 3Q08. This increase is related to the higher use of chemical products resulting from the growth of alga in the Guarapiranga Reservoir, and adjustment of prices of some large consumption products such as ferric sulfate (+22%) and aluminum sulfate (+39.4%) and lime (+10.5%) . The use of substitute chemical products of the same quality reduced the growth of such expenditure.

4.4. Services

In the 3Q08, this item presented an increase of R$64.5 million, or 59.6%, going from R$108.3 million to R$172.8 million. The main factors that contributed to this increase were:

  Accounting reclassification related to the license of use of software made in the 3Q07, amounting to R$16.5 million, not recurring for the following quarters.

  Expenditure with disclosure of advertising campaigns focused on social environmental actions, like Clean Wave (" Onda Limpa"), Pure ("Pure "), Sustainable Planet ( " Planeta Sustenável"), among others, amounting to R$6.3 million, recurring in the following quarters.

  Expenditure with risk contracts for recovering credits, amounting to R$9.6 million, a consequence of the enhancement of the contracts of collection by result of the contractor in the various areas of the São Paulo Metropolitan Region. In the same period of the previous year, there were only 3 lots of contracts, now in 2008, there are 10 lots (2 per Metroplitan’s Distribution Business Unit), this way intensifying the collection actions.

  Preventive and corrective maintenance in the water and sewage treatment systems amounting to R$7.2 million.

Page: 49

  Increase in the expenditure with services of paving and replacement of sidewalks amounting to R$4.3 million, in function of the following factors: i) set off of accounts with the municipal city halls; and ii) improvement in the quality of the materials used in the replacement of asphalt, a recurring expenditure.

  Expenditure with telephone services due to the enhancement of the capacity of the Customer Service Center and closure of the contract for cellular differentiated tariffs.

  Expenditure with the systems of prevention, detection and fire fighting, amounting to R$1.4 million in the information technology area.

  Hydrometer reading and delivery of bills amounting to R$1.6 million, the result of the enhancement of the scope of the TACE contracts (external commercial service technician), including the realization of residential visits, increase in the number of water connections and price adjustment.

  Software maintenance amounting to R$1.7 million, with upgrade of antispam software and modernization of the commercial system.

  R$1.7 million increase in real estate security in function of the enlargement of the electronically monitored areas.

  Higher expenses with the Water Rational Use Program – PURA, amounting to R$1.6 million, in function of the agreement signed between Sabesp and the São Paulo’s City Hall, to improve the hydraulic installations in the municipal public entities.

  Lease of vehicles started in 2008, amounting to R$1.2 million.

  Professional technical services amounting to R$6.2 million due to the consulting and advisory companies, as well as other special services devoted to different themes like: implementation of Value- Added Management - GVA, economic and financial evaluation of the Empresa Metropolitana de Águas e Energia - EMAE, contracting of the Fundação Instituto de Pesquisa Economica e Atuariais - FIPECAFI, to the update of the amounts referring to the supplemental pension plans, among others.

4.5. Electric energy

Presented a decrease of R$4.2 million, or 3.6%, from R$118.0 million to R$113.8 million. This result is associated with the following factors:

  Tariff review with 9.7% reduction in the captive market tariff, which represents 77% of the expenditure with electric energy.

  Contract optimizations.

  Reduction of 3.2% in the consumption of electric energy in the captive market.

Page: 50

	Share %	Var. Average Price %	Weighted Average (%)
Free Market	23.0	9.6	2.2
Captive Market	77.0	(9.7)	(7.5)
Weighted Average			(5.3)

4.6. General expenses

In the 3Q08 there was an increase of R$54.4 million, or 86.9%, from R$62.2 million to R$117.0 million in the provision as a result of:

  Alteration in the classification of lawsuits from possible to probable due to unfavorable judicial decisions.

  New lawsuits related to clients.

  Update of amounts including legal fees.

4.7 . Depreciation and amortization

Presented an increase of R$4.5 million, or 2.9%, from R$155.8 million to R$160.3 million. This variation is due to higher transfer of works to property, plant and equipment in operation this quarter, when compared to the same quarter in 2007.

4.8. Credit write-offs

The write-off of credits presented, in the 3Q08, a decrease of R$21.3 million, or 25.9%, from R$82.1 million to R$60.8 million, as follows:

  Receipt of R$24.0 million from the municipality of Guarulhos due to the release of a judicial deposit made by the municipality referring to a lawsuit.

  Increase in the recovery of credits of R$35.8 million, due mainly to agreements entered into in the period.

  Lower provision for losses of R$19.0 million as a result of installment agreements made through contracts of collections at risk.

The decrease was partially offset by additions to the provision, of:

  An amount of R$41.0 million in the municipalities where the Company supplies water wholesale.

  An amount of R$8.6 million for clients classified as large consumers, not recurring for the following quarters.

Page: 51

4.9. Tax expenses

In the 3Q08 there was a variation of R$14.0 million, or 160.9%, due to:

  An increase with the commencement of the charging of the Regulation, Control and Inspection Fee - TRFC paid to the Regulating Agency of Sanitation and Energy of the State of São Paulo - ARSESP, amounting to R$19.2 million, referring to the first 9 installments of the annual amount for 2008. The amount corresponding to the 3Q08 is R$6.3 million.

  An increase in the payment of the IPTU [Property Tax] in the municipality of São Paulo due to the revocation of exemption, amounting to R$2.2 million, recurring for the following quarters; and

  A decrease of R$7.7 million caused by the discontinuation of the CPMF [financial tax] in December 31, 2007.

5. Financial Income and Expenses

				R$ millions

	3Q07	3Q08	Variation	%

Financial expenses
Interest and charges on domestic loans and financing	111.7	106.4	(5.3)	(4.7)
Interest and charges on foreign loans and financing	16.5	18.0	1.5	9.1
Income tax on remittances overseas.	1.5	0.9	(0.6)	(40.0)
Interest on court-ordered indemnities, net of provisions	20.1	71.7	51.6	256.7
Other financial expenses	3.3	6.1	2.8	84.8

Total financial expenses	153.1	203.1	50.0	32.7

Financial income	23.7	40.9	17.2	72.6

Financial expenses, net of income	129.4	162.2	32.8	25.3

5.1. Financial expenses

In the 3Q08 there was an increased of R$50.0 million, or 32.7%, as follows:

  With regards to the internal financings, highlighted is the decrease of R$5.3 million in interest on internal financings due to the settlement of the 1st series of the 6th issue of debentures and amortization of other financing.

  As to the external financing, the increase in interest amounting to R$1.5 million arises mainly from the new funding AB LOAN 983 in June, 2008 amounting to R$6.1 million in the 3Q08.

This increase was partially offset by the settlement of the Eurobonds 2008 loan in June, 2008, with a variation of R$4.6 million in the 3Q08.

  Increase in interest on lawsuits of R$51.6 million. This amount follows the change in risk level of losses in the lawsuits, as indicated in the general expenses item.

Other increases result from commitments assumed with the municipalities for the formalization of the program contracts amounting to R$2.0 million.

Page: 52

5.2. Financial Income

The financial income presented an increase of R$17.2 million resulting mainly from the interest charged on past due accounts received from clients.

This increase is already a reflex of the effectiveness of the risk collecting contracts in the São Paulo Metropolitan Region.

6. Positive and negative monetary variations

				R$ million
	3Q07	3Q08	Variation	%

Monetary variation on loans and financing	29.8	27.9	(1.9)	(6.4)
Exchange variation on loans and financing	(35.5)	212.9	247.7	-
Other monetary variations	2.8	7.6	4.8	171.4

Positive monetary variations	(2.9)	247.7	250.6	-

Negative monetary variations	8.5	362.4	353.9	4,163.5

Net monetary variations	11.4	114.7	103.3	906.1

6.1. Negative monetary variations

The net effect of the negative monetary variations was R$250.6 million higher in the 3Q08, when compared to the 3Q07. This variation is due to:

  20.2% US dollar appreciation in the 3Q08 as compared to the depreciation of the US dollar that occurred in the 3Q07 (4.5%) with a R$35.5 million gain, leading to a net total impact of R$247.7 million in foreign exchange variations. The balance of the US dollar denominated debt in the 3Q07 was R$1 .2 billion (US$ 674.0 million) and in the 3Q08 of R$1,5 billion (US$804.0 million);

  R$1.9 million decrease in monetary variations on the debentures, resulting from lower variation of the IGPM, 1.55% in the 3Q08, versus 2.57% in the prior period, partially offset by higher variation of the TR, 0.55% in the 3Q08 and 0.33% in the previous period, impacting in a higher monetary variation in the other loans; and

  Other monetary variations on the indemnity of lawsuits with an increase of R$4.8 million.

6.2 Pos itive monetary variation

The positive monetary variations presented an increase of R$353.9 million, due mainly to:

  Update of R$344.6 million of uncontroversial amounts referring to the supplement of pension pursuant to the Third Amendment of the GEPS (Go vernment of the State of São Paulo) Agreement, and

  Agreements for installment payment of clients and on past due accounts received as a result of the risk contracts of R$9.2 million.

Page: 53

7. Non operating Result

Presented a negative result of R$120.6 million, from R$4,8 million in the 3Q07 to R$125,4 million in the 3Q08, resulting from the factors listed below:

7.1. Non operating Income

The non operating income presented an increase of R$16.8 million in the 3Q08, due mainly to the alienation of 37 real estate properties in Pinheiros.

7.2. Non operating Expenses

The non operating expenses presented an increase of R$137.1 million, mainly for the write-off of property, plant and equipment in function of the execution of the Third amendment of the GESP agreement that provides for the full incorporation of the assets verified in the Appraisal Report of the Alto Tiete’s Producing System.

8. Operating Indicators

The following chart shows the continuous enhancement of the services rendered by the Company.

Operational Indicators	3Q07	3Q08	Variation %
Water connections (1)	6.728	6.899	2.5%
Sewage connections (1)	5.119	5.283	3.2%
Population directly served by water supply (2)	22.9	23.1	0.7%
Population served by sewage collection (2)	18.8	19.1	1.6%
Number of employees	16.880	16.695	-1.1%
Water volume produced (3)	2,152.3	2,138.6	-0.6%
Water loss ratio (%)	30.3	28.3	-6.6%

(1) In 1,000 units at the end of the period
(2) In millions of inhabitants at the end of the period. Wholesale supply not included.
(*) In millions of m3

Page: 54

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	01
2 - ORDER No.	6
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2004/032
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2 004
9 - MATURITY DATE	09/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,271.93
14 - AMOUNT ISSUED (Million Reais)	239,462
15 - No. OF SECURITIES ISSUED (UNIT)	188,267
16 - OUTSTANDING SECURITIES (UNIT)	188,267
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2009

Page: 55

01.01 - IDENTIFICATION

1 - CVM CODE 01444-3	2 - COMPANY’S NAME CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO	3 -Federal Taxpayers' Registration Number (CNPJ) 43.776.517/0001-80

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	02
2 - ORDER No.	6
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2004/033
4 - REGISTRATION DATE AT CVM	09/17/2004
5 - SERIES ISSUED	3
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	09/01/2004
9 - MAT URITY DATE	09/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 11%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,271.93
14 - AMOUNT ISSUED (Million Reais)	228,845
15 - No. OF SECURITIES ISSUED (UNIT)	179,920
16 - OUTSTANDING SECURITIES (UNIT)	179,920
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	09/01/2009

Page: 56

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	03
2 - ORDER No.	7
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/006
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1.5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,011.72
14 - AMOUNT ISSUED (Million Reais)	202,344
15 - NO. OF SECURITIES ISSUED (UNIT)	200,000
16 - OUTSTANDING SECURITIES (UNIT)	200,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2009

Page: 57

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	04
2 - ORDER No.	7
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/007
4 - REGISTRATION DATE AT CVM	03/10/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	03/01/2005
9 - MATURITY DATE	03/01/2010
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.80%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,294.97
14 - AMOUNT ISSUED (Million Reais)	129,497
15 - No. OF SECURITIES ISSUED (UNIT)	100,000
16 - OUTSTANDING SECURITIES (UNIT)	100,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	03/01/2009

Page: 58

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	05
2 - ORDER No.	8
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/032
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	1
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2009
10 - TYPE OF DEBENTURE	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	CDI + 1.5%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,046,65
14 - AMOUNT ISSUED (Million Reais)	366,327
15 - No. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	01/12/2008

Page: 59

10.01 - CHARACTERISTICS of the PUBLIC OR PRIVATE ISSUE OF DEBENTURES

1- ITEM	06
2 - ORDER No.	8
3 - REGISTRATION No. AT CVM	CVM/SRE/DEB/2005/033
4 - REGISTRATION DATE AT CVM	06/22/2005
5 - SERIES ISSUED	2
6 - TYPE OF ISSUE	SIMPLE
7 - ISSUED NATURE	PUBLIC
8 - ISSUE DATE	06/01/2005
9 - MATURITY DATE	06/01/2011
10 - TYPE OF DEBENTUR E	WITHOUT PREFERENCE
11 - EFFECTIVE YIELD CONDITION	IGPM + 10.75%
12 - PREMIUM/DISCOUNT	NONE
13 - NOMINAL AMOUNT (Reais)	1,244.31
14 - AMOUNT ISSUED (Million Reais)	435,508
15 - No. OF SECURITIES ISSUED (UNIT)	350,000
16 - OUTSTANDING SECURITIES (UNIT)	350,000
17 - TREASURY SECURITIES (UNIT)	0
18 - REDEEMED SECURITIES (UNIT)	0
19 - CONVERTED SECURITIES (UNIT)	0
20 - SECURITIES TO BE PLACED (UNIT)	0
21 - LAST RENEGOTIATION DATE
22 - DATE OF NEXT EVENT	06/01/2009

Page: 60

16.01 - OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY

1. CHANGE IN THE INTEREST HELD BY THE CONTROLLING SHAREHOLDER, DIRECTORS AND OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at September 30, 2008
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	5,209	0	5,209	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,513,295	50.3%	114,513,295	50.3%

Outstanding Shares	113,323,328	49.7%	113,323,328	49.7%

CONSOLIDATED SHAREHOLDING POSITION OF CONTOLLING SHAREHOLDER, DIRECTORS AND OFFICERS AND OUTSTANDING SHARES* Position at September 30, 2007
Shareholder	Number of Common Shares (In units)%		Total Number of Shares (In units)%
Controlling Shareholder
State Finance Department	114,508,086	50.3%	114,508,086	50.3%
Management
Board of Directors	4,808	0	4,808	0
Executive Board	-	-	-	-

Supervisory Board	-	-	-	-

Treasury Shares	-	-	-	-

Other Shareholders

Total	114,512,894	50.3%	114,512,894	50.3%

Outstanding Shares	113,323,729	49.7%	113,323,729	49.7%

Page: 61

2. SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF SHARES OF EACH CATEGORY AND CLASS OF SHARES OF THE COMPANY, UP TO THE LEVEL OF INDIVIDUAL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position at September 30, 2008 (In Shares)
	Common Shares		Total
Shareholder	Number	%	Number	%
State Finance Department	114,508,086	50.3	114,508,086	50.3

3. ARBITRATION COMMITMENT CLAUSE

The Company, its controlling Shareholder, Management and members of the Supervisory Board agree to resolve, by means of arbitration, any and all disputes or controversies arising out of or related to the "Novo Mercado" (New Market) Listing Regulations, BOVESPA’s New Market Participation Agreement, Commitment Clauses, in particular as to their application, validity, effectiveness, interpretation, breach and effects, by means of arbitration to be conducted at the Market Arbitration Chamber, in conformity with the Chamber’s Arbitration Regulations.

Page: 62

17.01 - REPORT ON SPECIAL REVIEW - WITH QUALIFICATION

Report of the independent auditors

To the Board of Directors and Shareholders
Companhia de Saneamento Básico do Estado de São Paulo- SABESP
São Paulo - SP

1.
We have reviewed the accounting information included in the Quarterly Informa tion (ITR) of Companhia de Saneamento Básico do Estado de São Paulo - SABESP (the “Company”) for the quarter ended September 30, 2008, comprising the balance sheet, the statement of operations, of cash flows and of added value, the performance report and explanatory notes. This Quarterly Information is the responsibility of the Company’s management.

2.
Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3.
As mentioned in the Note 4, the Companhia de Saneamento Basico do Estado de São Paulo – SABESP, maintains recorded in non current assets amounts related to the supplement of retirement and pension plans, paid by the Company in the period from 1986 to 2008. After a period of negotiation, the parties (the Company and the Government of the State of São Paulo) executed, on November 17, 2008, the Third Amendment to the Term of Acknowledgment, Commitment of Payment and Other Agreements, which demonstrates the portions considered controversial and uncontroversial, originated from the calculations performed by a specialized entity with regards to the payments made. As a result of the referred Term, the Company recognized monetary restatement of the uncontroversial portion, previously kept in historical values, however, it did not recorded a provision for the controversial portion, amounting to R$294,283 thousand, net of tax effects, in view of the high expectation of success in receiving the pending amounts and the expected solution of the divergences with the State and/or discussions at legal and technical levels. The accounting practices adopted in Brazil require a provision for losses for the reduction of the recoverable amount, that corresponds, in this context, to the amounts past due for a long time and determined as controversial. Consequently, the non current assets, the shareholders’ equity and the net income of the period are overstated by this amount.

4.
Based on our review, except for the effects of the matter mentioned in paragraph 3 above, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including CVM Instruction No. 469/08.

5.
On November 14, 2007, as mentioned in Note 18, an agreement was signed between the Municipality of São Paulo and the Company, in relation to the resolution of outstanding debts to provide the stability in the provision of services and the establishment of sanitation actions. In view of the current stage of the negotiations between the Company and the Municipality of São Paulo, no adjustment has been made in the financial statements.

Page: 63

6.
As mentioned in Note 4, the Company and the Government of the State of São Paulo entered into an agreement to settle the amount called uncontroversial, referring to the reimbursement of the supplement of retirement and pension plans, paid by Companhia de Saneamento Basico do Estado de São Paulo – SABESP, in name and on account of the Government of the State of São Paulo. The realization of this asset depends on: (a) the resolution of legal uncertainties caused by public action and legislative authorization related to the transfer of reservoirs to Companhia de Saneamento Basico do Estado de São Paulo – SABESP, amounting to R$696,283 thousand and (b) the financial collection of other amounts, amounting to R$241,483 thousand.

7.
As mentioned in Note 2, Law 1638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law 6404 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although this law is already effective, some of the changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, did not require the implementation of all the provisions of Law 11638 in the preparation of Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended September 30, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638.

8.
The quarterly information – ITR, mentioned in the first paragraph, includes, also, comparable accounting information referring to the result of the quarter ended on September 30, 2007, obtained from the respective quarterly information – ITR of that quarter. The limited reviews of this Quarterly Information – ITR was conducted under the responsibility of other independent auditors, that issued, dated November 14, 2007, the respective unqualified report and with emphasis paragraphs in their report related to the reimbursement of the amounts of the supplement of retirement and pension plans paid by the Company and to the agreement executed between the Municipality of São Paulo and the Company.

São Paulo, November 17, 2008

PricewaterhouseCoopers	Valdir Renato Coscodai
Independent Auditors	Accountant CRC 1SP165875/O-6
CRC 2SP000160/O-5

Page: 64

INDEX

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	REGISTERED OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company’s Mail Address)	1
01	04	ITR REFERENCE	1
01	05	CAPITAL COMPOSITION	2
01	06	COMPANY CHARACTERISTICS	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	PROCEEDS IN CASH	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES	6
03	01	STATEMENT OF INCOME	8
04	01	EXPLANATORY NOTES	10
05	01	COMMENTS ON THE COMPANY’S PERFORMANCE IN THE QUARTER	46
10	01	CHARACTERISTICS OF THE PRIVATE AND PUBLIC ISSUE OF DEBENTURES	55
16	01	OTHER INFORMATION CONSIDERED MATERIAL BY THE COMPANY	61
17	01	REPORT ON THE SPECIAL REVIEW	63

65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: January 12, 2008

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.